1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 18, 2005	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) 2004 Annual Report
Contents

2	Financial Summary
3	Corporate Information
4	Corporate Profile
5	Directors, Supervisors and Senior Management Profile
9	Chairman's Statement
15	Report of Corporate Governance
20	Management's Discussion and Analysis of Financial Condition and Results of Operations
29	Report of the Directors
41	Report of the Supervisory Committee
44	International Auditors' Report
45	Consolidated Profit and Loss Account
46	Consolidated Balance Sheet
48	Balance Sheet
50	Consolidated Statement of Changes in Equity
52	Consolidated Cash Flow Statement
54	Notes to the Financial Statements
111	Supplementary Information

Financial Summary

	Year ended December 31,

	Consolidated			Pro forma Combined

	2004	2003	2002	2001	2000
Profit and Loss account	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Turnover	32,313,076	23,245,858	16,792,766	15,987,913	17,664,069
Cost of goods sold	21,464,189	16,439,534	13,349,514	11,646,250	11,040,061

Gross profit	10,848,887	6,806,324	3,443,252	4,341,663	6,624,008
Other revenues	708,158	580,171	522,875	621,570	606,869
Expenses related to other revenues	592,630	512,220	459,777	587,722	446,828

Other revenues, net	115,528	67,951	63,098	33,848	160,041

Selling and distribution expenses	647,532	549,432	501,829	335,227	259,101
General and administrative expenses	1,220,902	1,047,461	733,803	1,074,411	1,245,083
Research and development expenses	132,635	173,359	131,941	144,048	309,477
Other expenses (income), net	3,383	25,543	16,089	(136,320)	16,024

Operating profit	8,959,963	5,078,480	2,122,688	2,958,145	4,954,364
Finance costs	408,992	451,411	490,614	549,410	708,233

Operating profit after finance costs	8,550,971	4,627,069	1,632,074	2,408,735	4,246,131
Share of profit (loss) of
jointly controlled entities	(3,953)	1,193	(254)	(125)	1,007

Profit before income taxes	8,547,018	4,628,262	1,631,820	2,408,610	4,247,138
Income taxes	2,079,538	918,862	183,393	756,820	1,589,475

Profit after income taxes	6,467,480	3,709,400	1,448,427	1,651,790	2,657,663
Minority interests	243,540	157,370	46,822	63,713	134,666

Profit for the year	6,223,940	3,552,030	1,401,605	1,588,077	2,522,997

Profit distribution to owner	N/A	N/A	N/A	4,722	106,352

Dividend	1,944,778	1,060,788	472,496	178,498	N/A

Summary of the Group's assets and liabilities for the five years is set out below:

	Consolidated			Pro forma Combined

	as of	as of	as of	as of	as of
	December 31,	December 31,	December 31,	December 31,	December 31,
	2004	2003	2002	2001	2000
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Total assets	48,980,363	35,078,295	31,919,964	33,397,511	23,308,217
Total liabilities	20,585,137	16,335,954	16,396,017	19,301,426	18,282,118

Total Net assets	28,395,226	18,742,341	15,523,947	14,096,085	5,026,099

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Corporate Information

Registered name	(Chinese characters)

Name in English	Aluminum Corporation of China Limited

First registration date	September 10, 2001

Registered address	No. 12B Fuxing Road Haidian District, Beijing People's Republic of China 100814

Place of business	No. 12B Fuxing Road Haidian District, Beijing People's Republic of China 100814

Principal place of business in Hong Kong	Unit 3103, 31/F., Office Tower, Convention Plaza 1 Harbour Road Wanchai, Hong Kong

Authorised representative	Xiao Yaqing

Company Secretary	Liu Qiang

Department for corporate information and inquiry	Secretarial Office of the Board

Telephone for corporate information and inquiry	8610 6398 5654

Share registrar and transfer office	Hong Kong Registrars Limited Rooms 1901 - 5 19/F.,Hopewell Centre 183 Queen's Road East Hong Kong

Depositary	The Bank of New York Corporate Trust Office 101 Barclay Street New York, New York 10286 USA

Places of listing	The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange")

New York Stock Exchange, Inc ("NYSE")

Name of share	Chalco

Stock code	2600 (HK) ACH (US)

Principal banker	China Construction Bank Industrial and Commercial Bank of China

Auditors	PricewaterhouseCoopers Certified Public Accountants 22/F., Prince's Building Central, Hong Kong

Legal advisers	as to Hong Kong law: Baker & McKenzie 14/F., Hutchison House 10 Harcourt Road Central, Hong Kong

as to United States law: Baker & McKenzie 14/F., Hutchison House 10 Harcourt Road Central, Hong Kong

as to PRC law: Haiwen & Partners Room 1711, Beijing Silver Tower No. 2 Dong San Huan North Road Chao Yang District, Beijing People's Republic of China

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Corporate Profile

Aluminum Corporation of China Limited ("Chalco" or the"Company") was established as a joint stock limited company incorporated in the People's Republic of China (the "PRC") on September 10, 2001, with Aluminum Corporation of China ("Chinalco"), Guangxi Investment(Group) Co., Ltd.  ("Guangxi Investment"), formerly known as Guangxi Development and Investment Co., Ltd., and Guizhou Provincial Materials Development and Investment Corporation ("Guizhou Development") acting as the promoters. Thereafter, the Company completed a debt-for-equity swap, pursuant to which China Cinda Asset Management Corporation ("China Cinda"), China Orient Asset Management Corporation ("China Orient") and China Development Bank also became the shareholders of Domestic Shares of the Company. The Company successfully offered its H Shares and American Depositary Shares ("ADSs") in Hong Kong and New York, respectively, and its ADSs and H Shares were listed on the New York Stock Exchange, Inc. and the Hong Kong Stock Exchange on December 11 and 12, 2001, respectively (the "Global Offering"). Alcoa International (Asia) Limited ("Alcoa") is a strategic investor shareholder of the Company. The Company together with its subsidiaries and jointly controlled entities are herein referred to collectively as the "Group".

The Group is the largest producer of alumina and primary aluminum in the PRC. The Group is primarily engaged in the production, sales and research of alumina and primary aluminum through its principal assets in the following branches and subsidiaries:

*	Shanxi branch (mainly producing alumina products) ;

*	Zhongzhou branch (mainly producing alumina products) ;

*	Henan branch (mainly producing alumina / primary aluminum products) ;

*	Guangxi branch (mainly producing alumina / primary aluminum products) ;

*	Guizhou branch (mainly producing alumina / primary aluminum products) ;

*	Qinghai branch (mainly producing primary aluminum products) ;

*	Shandong branch (mainly producing alumina products) ;

*	Zhengzhou Research Institute (provision of research and development services) ;

*	Shandong Aluminum Company Limited (mainly producing alumina / primary aluminum products);

*	Shanxi-Huaze Aluminum & Power Company Limited (mainly producing primary aluminum products).

The business scope of the Group includes bauxite mining, alumina refining and primary aluminum smelting. Its principal products include alumina, primary aluminum, gallium and carbon.

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Directors, Supervisors and Senior Management Profile

Directors

Executive Directors

Xiao Yaqing, 45, is the Chairman and Chief Executive Officer of the Company. Mr. Xiao is the Chairman of the Remuneration and Nomination Committee under the Board of the Company and is the President of Chinalco. Mr. Xiao graduated from Central South University of Technology in 1982 and majored in pressure processing. Mr. Xiao is a professor-grade senior engineer. Mr. Xiao has abundant academic achievement and more than twenty years of extensive practical experience in the fields of metallic materials and management. He has been the engineer, department head, deputy chief engineer and chief engineer of Northeast Light Alloy Fabrication Plant. He has also been the General Manager of Northeast Light Alloy Corporation Limited, the factory manager of Southwest Aluminum Fabrication Plant, the Chairman and General Manager of Southwest Aluminum (Group) Co., Ltd. and the Deputy General Manager of Chinalco.

Xiong Weiping, 48, an Executive Director and the President of the Company. He has been employed by the Company since 2001. Mr. Xiong has a Ph.D. degree in mining engineering and completed post-doctoral research in economics. He has academic achievements and practical experience in economics and corporate management. He is a professor and a supervisor of Ph.D students. He was formerly the Vice President of Central South University of Technology and Deputy General Manager of China Copper, Lead and Zinc Group Company, the Deputy General Manager of Chinalco and the Senior Vice President of the Company.

Luo Jianchuan, 41, is an Executive Director and Senior Vice President of the Company, He has been employed by the Company since 2001. Mr. Luo is a senior engineer with about 20 years of experience in nonferrous metal import and export trading management and extensive professional experience in trading and management. Mr. Luo formerly served as the engineer of the Lead and Zinc Bureau under China Non-ferrous Metals Industry Corporation, the Manager of Haikou Nanxin Industry & Commerce Corporation, Assistant to General Manager of Jinpeng Mining Development Corporation, the Deputy General Manager and General Manager of Xinquan Corporation, Assistant to General Manager of China Non-Ferrous Metals Industry Trading Group Corporation, the Deputy Chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, the General Manager of China Aluminum International Trading Corporation Limited and the General Manager of Chalco's Marketing Sales Division.

Chen Jihua, 37, is an Executive Director, Vice President and Chief Financial Officer of the Company. He has been employed by the Company since 2001. Mr. Chen holds a Master's degree from Central University of Finance and Banking. Mr. Chen has participated in a wide range of corporate and financial management projects. He formerly served as the Executive Manager of the International Finance Department of China Chengxin Securities Rating Company Limited, the Chief Financial Officer with Red Bull Vitamin Beverages Company Limited and China Operations of ALJ Group of Saudi Arabia. He also formerly served as the Chief Financial Officer with Jitong Network Communications Company Limited.

- 5 -

Directors, Supervisors and Senior Management Profile (Continued)

Non-Executive Directors

Chen Xiaozhou, 41, is a Non-executive Director of the Company. Mr. Chen is the Vice President of China Cinda. Mr. Chen graduated from Hangzhou University in 1983 with a Bachelor's degree in economics and obtained a Master's degree in economics from the Graduate School of the Head Office of the People's Bank of China in 1988. Mr. Chen previously served in various positions in China Construction Bank before he was transferred to the investment banking department of China Cinda in 1999.

Joseph C. Muscari, 58, is a Non-executive Director of the Company. Mr. Muscari is the Executive Vice President of Alcoa. He is also the Group President of Alcoa for hard package, aluminum foil and the Asian Regions, and is responsible for the operations and development planning of the above mentioned businesses of Alcoa both worldwide and in the Asian regions. He is also a member of the Executive Council of Alcoa. Mr. Muscari graduated in 1968 from the New Jersey Institute of Technology with a Bachelor's degree in industrial engineering. He obtained a Master of Business Administration degree from the University of Pittsburgh in 1969. In 1994, he received an honorary doctorate in law from Salem-Teikyo University.

Independent Non-Executive Directors

Chiu Chi Cheong Clifton, 50, is an Independent Non-executive Director and the Chairman of the Audit Committee of the Company. Mr. Chiu was appointed as the Independent Non-executive Director of the Company in 2001. Mr. Chiu holds a Master of Business Administration degree and is a U.S. certified public accountant with extensive experience in international finance, securities and accounting. He serves as the Vice Chairman of the Takeover and Mergers Panel of the Hong Kong Securities and Futures Commission and was formerly the Vice Chairman of the Main Board and Growth Enterprise Market Listing Committees of The Stock Exchange of Hong Kong Limited. Mr. Chiu is also the Managing Director of Harvester (Holdings) Company Limited and is the Director of Shenzhen Expressway Company Limited.

Wang Dianzuo, 69, is an Independent Non-executive Director of the Company. Mr. Wang was appointed as the Independent Non-executive Director of the Company in 2001. Mr. Wang is a professor in ore dressing. Mr. Wang was formerly the President of the Central South University of Technology, the President of the Beijing General Research Institute for Non-ferrous Metals. Mr. Wang has served as the Vice Chairman of Chinese Academy of Engineering. Mr. Wang is also a part-time professor at Central South University of Technology, Northeastern University and Beijing University of Science and Technology. He has also been elected as a member of Chinese Academy of Sciences, Chinese Academy of Engineering and Russian Academy of Engineering and as a foreign associate of the US National Academy of Engineering. Mr. Wang is also a senior consultant to many research institutions.

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Directors, Supervisors and Senior Management Profile (Continued)

Kang Yi, 64, is an Independent Non-executive Director of the Company. Mr. Kang was appointed as an Independent Non-executive Director of the Company in 2004. Mr. Kang graduated in 1965 from Central South University of Technology in the expertise of the metallurgy of nonferrous metals, and is a professor-grade senior engineer. Mr. Kang is the Chairman of the China Non-ferrous Metals Industry Association. Mr. Kang once served as the factory manager of Qingtongxia Aluminum Plant, the Director of the Economic Committee of Ningxia Hui Nationality Autonomous Region, the Deputy General Manager of China Non-ferrous Metals Industry Corporation and the deputy head of the State Non-ferrous Metals Industry Bureau. Mr. Kang is now a member of the China Association for Science and Technology, the Chairman of Non-ferrous Metals Society of China and the Independent Non-executive Director of Jiangxi Copper Company Limited, Lanzhou Aluminum Corporation Limited and Baotou Aluminum Corporation Limited. Mr. Kang resigned as the Independent Non-executive Director of Lanzhou Aluminum Corporation Limited in March 2005.

Supervisors

Luo Tao, 51, is the Chairman of the Supervisory Committee of the Company and the Deputy General Manager of Chinalco. Mr. Luo is also a senior economist with extensive management experiences in human resources, labor relations and corporate management. Mr. Luo was formerly the Vice President of Beijing General Research Institute for Non-ferrous Metals, Deputy Director of the Department of Human Resources and Training of China Non-ferrous Metals Industry Corporation and Director of Department of Human Resources of the State Bureau of Non-ferrous Metals Industry.

Yuan Li, 46, is a Supervisor elected as the employee representative of the Company and the Deputy General Manager of the Corporate Culture Department of the Company. He has been employed by the Company since 2001. Mr. Yuan is an engineer with extensive administrative and managerial experiences. He formerly served as the Deputy Director of the General Management Office under the General Office of China Non-ferrous Metals Industry Corporation, head of the Department of Research and Survey as well as the chief of the Secretariat and an assistant inspector of the State Bureau of Non-ferrous Metals Industry and Deputy Director of the Department of Political Affairs and the Director of the Community Union Working Department of Chinalco.

Ou Xiaowu, 40, is a Supervisor of the Company and the Director of the Finance Department of Chinalco as well as a senior auditor. Mr. Ou formerly served as Director of the Department of Auditing in China Non-ferrous Metals Industry Corporation, Deputy Director of the Finance Department of China Copper, Lead and Zinc Corporation, and Director of General Affairs in Chinalco's Finance Department, and Deputy General Manager of Guizhou branch of the Company.

Other Senior Management Personnel

Zhang Chengzhong, 44, is a Vice President of the Company and has been employed by the Company since 2001. Mr. Zhang is a professor-grade senior engineer with extensive experience in alumina production and research. Mr. Zhang previously served as the Deputy Director and then the Director of the alumina production facility in Shanxi Aluminum Plant of the Company, the Deputy Director and then the Director of the research institute affiliated with the Shanxi Aluminum Plant as well as the Deputy Director and then the Director of the Shanxi Aluminum Plant.

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Directors, Supervisors and Senior Management Profile (Continued)

Liu Xiangmin, 42, is a Vice President of the Company and has been employed by the Company since 2001. Mr. Liu graduated from Central South Institute of Mining and Metallurgy and majored in non-ferrous metal science. He is a professor-grade senior engineer and has extensive and professional experience in the fields of mettalurgy of non-ferrous metals and corporate management. Mr. Liu previously served as the Deputy Director and then Director of the Alumina branch of Zhongzhou Plant, the Deputy Manager of Zhongzhou Aluminum Plant, and the General Manager of Zhongzhou Branch of the Company.

Sun Zhaoxue, 42, is a Vice President of the Company and has been employed by the Company since 2001. Mr. Sun is a professor-grade senior engineer with extensive experience in the management of bauxite mining and production of alumina. He graduated from North China University of Science and Technology and majored in engineering management science. Mr. Sun formerly served as the Deputy Director and then Director of the Xiao Yi Mine of Shanxi Plant, the Deputy Manager and then Manager of Shanxi Plant, and the General Manager of Shanxi Branch of the Company. Mr. Sun is also serves as the Chairman of Shanxi-Huaze Aluminum-Power Company Limited.

Liu Qiang, 41, has been employed by the Company since 2001 and has been the Secretary to the Board since November 2003. Ms. Liu holds a Master's degree in English literature and is a professor-grade senior translator. She has extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market. Ms. Liu formerly served as the Finance Manager of the Australian branch of, and Business Manager of the Aluminum Business Division of, China National Non-Ferrous Metals Import and Export Corporation; senior analyst for the Aluminum Industry and Market in the Information Division of China National Non-Ferrous Metals Trading Group; senior analyst for the Aluminum Industry and Market in the Information Division of China National Metals and Minerals Import and Export Corporation; and deputy manager of the Import and Export Division of China Aluminum International Trading Corporation Limited.

- 8 -

Chairman's Statement

"Maintaining market dominance Enhancing enterprise value"

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Chairman's Statement (Continued)

Dear Shareholders,

I am pleased to present the annual report of Aluminum Corporation of China Limited (the "Company") for the financial year ended December 31, 2004 and, on behalf of the Board and all of the employees of the Company, express my gratitude to all our shareholders for their support to the Company.

Financial Results

The consolidated turnover and other revenues of the Group in 2004 amounted to RMB33,021.2 million, representing an increase of 38.6% over the previous year. The consolidated profit for the year was RMB6,223.9 million, representing an increase of 75.2% from the previous year. Consolidated earnings per share reached RMB0.56, representing an increase of 64.7% over the previous year.

The Board of the Company proposed to declare a final dividend of RMB0.176 per share, totaling RMB1,944,778,000 for 2004 based on 11,049,876,153 shares in the total share capital as of March 28, 2005. The proposal to declare and pay this final dividend is to be submitted to shareholders at the Annual General Meeting scheduled on June 9, 2005 for review and approval.

Business Review

2004 was a remarkable year for the Company. Despite critical market challenges and pressure during the year, the Company not only achieved significant increase in business results but also reached the given targets for production, operation and development reforms.

*

Leveraging favorable opportunities in the product market, the Company optimized production arrangement and product mix to improve production and operation management, with an aim at advancing the schedule in the completion of greenfield projects of alumina. Despite the adverse impacts from frequent power shortages and transportation bottleneck, major products recorded a steady and high yield with increasing adaptability to market. In 2004, the Company produced 6,820,000 tonnes of alumina and 770,000 tonnes of primary aluminum, representing an increase of 12.7% and 1.1% over the previous year respectively.

*

The Company built and perfected the bauxite resource securing system, and by way of resource planning and the implementation of management methods, conducted investigating, evaluating, and integrating of internal resources. With expanded efforts in investigation of bauxite resources, the Company built a centralized system for resource development, management and ore supply. As a result, the Company managed to expand the scope of resources control, and duly adjusted the bauxite supply structure toward more reasonable source allocation. In 2004, the Company obtained an additional 120,000,000 tonnes of bauxite reserve, and added 4 new joint venture mines.

*

To speed up its overseas development strategy, the Company proactively explored resources in Brazil, Australia and Vietnam where the Company is going to embark on certain projects upon completion of preliminary work.

*

In May 2004, the Company entered into a non-binding framework agreement with Companhia Valedo Rio Doce of Brazil for establishment of a joint venture in Brazil. Subject to the satisfaction of certain prerequisites under the agreement, the joint venture will commence the feasibility study of establishing a new refinery, ABC Alumina Refinery, for alumina production in Brazil. Phase I of the project is expected to produce 1,800,000 tonnes of alumina per annum with an estimated total investment of US$1,000 million. Currently, the parties thereto have essentially agreed on significant business arrangements and started the feasibility study. The project is expected to commence construction in 2005 and put into operation in 2008.

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Chairman's Statement (Continued)

	*	The Chinese joint parties led by the Company successfully submitted a letter of registration to Queensland government in November 2004 for the bidding of the Aurukun project in Australia.

*

The Company is taking the lead to promote the Dak Nong project in Vietnam and is responsible for preparing the preliminary feasibility study report which is expected to be completed in a foreseeable period of time.

*

In line with the PRC's macroeconomic control policies and market demand, the Company sharpened its core competitive edges by focusing on core businesses to speed up its development. With increased investment in newly-established projects, expansion and technological renovation during 2004, the Company's production capacity of alumina and primary aluminum amounted to 6,470,000 tonnes and 830,000 tonnes, representing an increase of 9% and 12% respectively over the previous year. The Company proactively captured market opportunities in merger and acquisition of aluminium projects at low cost.

*

In January 2005, the Company entered into an agreement with Lanzhou Aluminum Plant concerning acquisition of shares in Lanzhou Aluminum Corporation Limited (the "Lanzhou Aluminum") for a consideration of RMB767,305,000. The Company holds a 28% interest (151,851,442 shares) in the total share capital in Lanzhou Aluminum, thus becoming its largest shareholder. Therefore, the Company's production capacity of primary aluminum is expected to increase by 160,000 tonnes.

	*	In January 2004, the Company completed its H Shares placement, raising approximately RMB3.25 billion to finance its development goals.

*

The Company continued to advance the construction of its technological research and development system. Smooth progress of the National Engineering and Technology Research Center for aluminum smelting, backed by Zhengzhou Research Institute, enhanced the research and development capability and facilities of the Company. The research and development projects focusing on energy saving and consumption reduction, output and quality enhancement as well as long-term development achieved the following new progress:

	*	completion of the implementation and industrialization of the production technology for the enhancement of alumina product quality;

	*	industrialization of the technology for the enhancement of the life span of smelting pots and technology development of reinforced electrical currents; and

	*	the significant breakthrough in development of anti-flotation technology for China's medium and low grade diasporite bauxite.

The Company stressed the importance of intellectual property right protection in 2004, the Company's applications for 39 patents of invention and 17 patents of new practical model were all granted protection approvals.

*

With implementation of the second three-year cost reduction plan, the Company promoted the management method of rationalization in production, and optimized technical and economic performance by way of energy saving, consumption reduction and waste elimination. The Company also carried out a system combining sampling and polling inspections to increase effective utilization ratio of equipments.

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Chairman's Statement (Continued)

The Company set up a special panel to supervise business flows and control business risks focusing on construction of internal procedure control in accordance with the Section 404 of US Sarbanes-Oxley Act. The work towards an all-around improvement in management expertise is in progress.

The Company has established complete systems for occupational health and safety, environment protection and quality management which have been certified by the State's authorized accreditation institutions.

Product Market Reviews

In 2004, the strong growth in global economy significantly stimulated the consumption of metal, together with the improved structure of metal supply and demand leading to the continuous increase in metal prices. On the other hand, along with China's continuous fast-growing economy, aluminum products are playing an increasingly important role in the national economy.

Primary Aluminum Market

Driven by the booming global economy and the weak US dollar, the global consumption of primary aluminum is surging at the highest rate in the recent 20 years, resulting in the further increase of metal prices. For 2004, the average three-month primary aluminum futures price on the London Metals Exchange (the "LME") was US$1,723 per tonne (which had surged to US$2,000 per tonne, hitting a new high in 9 years), representing an increase of 20.3% over the previous year, where China still acted as an active support to market. In 2004, the domestic aluminum market experienced noticeable price fluctuations. During the first half year, aluminum prices continued to increase as driven by the international market. The three-month aluminum futures price on Shanghai Futures Exchange (the "SHFE") increased up to RMB19,300 per tonne, being the highest in the past decade. However, domestic aluminum prices recorded considerable fluctuations during the second half year due to the influence of the PRC's macroeconomic control. The annual average three-month futures price on SHFE in 2004 was RMB16,417 per tonne, representing an increase of 13.1% over the previous year.

The global aluminum output for 2004 recorded a moderate growth due to reduced aluminum production in North America. Total domestic primary aluminum output amounted to 6,670,000 tonnes, representing an increase of 20.0% over the previous year. China maintained an increasing consumption of primary aluminum in different industries to various extents. The total domestic primary aluminum consumption was approximately 6 million tonnes in 2004, representing an increase of 15.4% over last year.

Alumina Market

In 2004, due to the increasing production of primary aluminum in China, there was still an apparent difference between global demand and supply of alumina, causing alumina prices to remain at a high price. The price of alumina imported into China from international markets increased up to US$530 per tonne. The annual average price was US$348 per tonne, representing an increase of 42% from the previous year. In 2004, with the supply shortfall of domestic alumina amounting to nearly 50%, domestic alumina prices remained high and recorded the highest RMB5,300 per tonne. The annual average spot price of domestic alumina in 2004 was RMB4,053 per tonne, representing an increase of 43.9% from the previous year.

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Chairman's Statement (Continued)

During the year, due to fewer production of global alumina projects and the continued rapid growth of global alumina consumption, the global alumina remained at a slight shortage situation. In 2004, the global alumina production volume reached approximately 57,840,000 tonnes, and the consumption volume reached approximately 58,120,000 tonnes. In China, both domestic output and demand of alumina products recorded continuous steady increase: the annual output of alumina products amounted to approximately 7,040,000 tonnes, representing an increase of approximately 15.2% over the previous year; while the demand for alumina was approximately 13,800,000 tonnes, representing an increase of 16.1% over the previous year. In 2004, China imported 5,870,000 tonnes of alumina, representing an increase of 4.6% over the previous year.

Future Development and Prospects of Businesses

In 2004, China's GDP growth rate reached 9.5%. China's economy is expected to continue its strong growth in 2005, with increasingly important contribution from industrial growth to the national economy. Also, the relationship between aluminum and the national economy is expected to become even stronger. The recovery of the global economy will further boost aluminum consumption and continue to support the high prices of aluminum and alumina. The PRC macroeconomic control is fostering a promising outlook for the development of the domestic aluminum industry step by step, also providing an opportune time for the Company's growth.

From the Company's perspective, the market situation will continue to be critical in 2005, and production operations continue to face many challenges, mainly including:

*	an increase in production cost resulting from the lasting increase in prices of raw materials and power;

*	continuing power shortages and transportation bottlenecks could cause difficulties in production and operation;

*	cancellation of tax refund for aluminium export out of PRC will decrease aluminium export from the PRC and result in intensified competition in the domestic aluminium market.

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Chairman's Statement (Continued)

For this reason, the Company will take effective measures based on in-depth studies and analysis of the state's policies and the market environment. In 2005, the Company will continue to carry out various innovations to strengthen the management and advance technological progress, together with the Company's rapid growth and all-round success in various tasks, this will lay a solid foundation for the Company to become a first-class world enterprise. The Company's major targets in 2005 are as follows:

*

In addition to securing its advantageous position in the PRC, the Company will speed up construction of alumina and primary aluminum projects, put more efforts in exploitation of bauxite resources to increase its resource and market shares, and further expand financing channels to sharpen its core competitive edge.

*

The Company will place great emphasis on the importance of strategy and decision management by identifying differences from the world leading enterprises. In order to bring management performance to new heights, the Company will consolidate the bases of development in production and operation, marketing, financial control, quality management, risk control and staff caliber.

*

The Company will further reinforce production and operation based on its optimized on-site management, streamline work flows and improve the sampling system of equipment inspection. Also it will prepare and carry out operating plans and management contingency proposals, with emphasis on environmental protection and production safety.

*

Elaborating the crucial role of marketing in corporate operation, the Company will scrutinize market movements and strengthen its capabilities in market forecast, swift reaction and scientific decision making to lay out practicable measures. On the other hand, it will continue to refine its long-standing and steady sales channels and strengthen its sales networks. With flexible sales strategies and dealing modes, the Company aims at effective operation with a global presence by way of effective interaction between the domestic and overseas markets.

*

As for the financial budget management, the Company will improve its budget analysis system to follow up, analyze and monitor the whole process of budget implementation. Meanwhile, the Company will set up a corporate cost management mode and carry out cost objective management to promote application of information technology in financial management.

The Company is fully committed to reaching and fulfiling the targets set for 2005, aiming to upgrade corporate value and profitability so as to maximize the return to investors.

Xiao Yaqing Chairman, Chief Executive Officer
March 28, 2005

- 14 -

Report of Corporate Governance

The Board and the senior management of the Company are of the opinion that during the year 2004, the Company has properly operated in accordance with the Code of Best Practice as set out in the listing rules of Hong Kong, the US Sarbanes-Oxley Act and the New York Stock Exchange "Corporate Governance Listing Standards" for listed companies to continuously improve the governance level of the Company.

The Board

A re-election for the Board was approved by the Annual General Meeting on June 7, 2004. The former second Board consisted of 8 Directors, of which 4 Executive Directors were Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Chen Jihua, 2 Non-Executive Directors were Mr. Chen Xiaozhou and Mr. Joseph C. Muscari, and 2 Independent Non-Executive Directors were Mr. Chiu Chi Cheong, Clifton and Mr. Wang Dianzuo. Thereafter, in the Extraordinary General Meeting on September 28, 2004, Mr. Kang Yi was elected as an additional Independent Non-executive Director, whereby the members of the Board increased to 9 Directors. Mr. Xiao Yaqing is the Chairman of the Board. Apart from the resignation of Mr. Chen Xiaozhou from the Director the Company on 27 March 2005, the term of office for all Directors will expire on the close of the Annual General Meeting of the Company for 2006.

Each Director shall act in the interests of shareholders, and use his best endeavors to perform the duties and obligations for a Director as provided in all the applicable laws and regulations. Duties of the Board include: decision of the Company's business plan and investment scheme, preparation of the Company's profit distribution and loss recovery proposals, formulation of the Company's capital operation proposals, and implementation of resolutions approved by General Meetings etc.

The Company has appointed sufficient number of Independent Non-Executive Directors in accordance with the Listing Rules, including those with suitable professional qualifications such as expertise in accounting or financial management. The Company's 3 Independent Non-executive Directors are professionals in the fields of finance, resources and metallurgy, with extensive experience in these field. They have dedicatedly provided the Company with professional advice with respect to the steady operation and development of the Company. They also exercise supervision and coordination to safeguard interests of the Company and its shareholders.

In 2004, the Company held three Board meetings, with an average participation rate of 95.83%, in which, Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Chen Xiaozhou, Mr. Joseph C. Muscari and Mr. Chiu Chi Cheong, Clifton all had a participation rate of 100% and Mr. Wang Dianzuo had a participation rate of 66.7%. Due to his late appointment in the Board, Mr. Kang Yi did not participate in any Board meeting in 2004. Details of the meetings are recorded by a designated officer, and all proposals approved in each meeting are filed into resolutions of the Board, which are archived in accordance with relevant laws and regulations. The principal activities of the Board in 2004 are as follows:

*	Review of the Company's annual business plan and budget;

*	Review of the Company's annual and interim results;

*	Review of annual profit distribution and final dividend distribution proposals;

*	Review of significant investments and merger/acquisition projects;

*	Review of the Company's remuneration scheme for Directors, Supervisors and senior management;

- 15 -

Report of Corporate Governance (Continued)

*	Election of a new Chairman after expiration of the former Board, appointment of the Company's President, Vice President and secretary to the Board as well as members of three special committees, etc.

Audit Committee

An Audit Committee has been established under the Board. The Audit Committee's duties mainly include the review of the Company's financial reports, consideration of the appointment of independent auditors and approval of audit and audit-related services, and supervision over the Company's internal financial reporting procedures and management policies. The Committee comprised two Independent Non-executive Directors, Mr. Chiu Chi Cheong, Clifton and Mr. Wang Dianzuo, and one Non-executive Director, Mr. Chen Xiaozhou, in which Mr. Chiu Chi Cheong, Clifton was the Chairman of the Committee. At least two meetings of the Audit Committee are convened annually to review the accounting policies, control system adopted and the relevant financial issues, so as to ensure completeness, fairness and accuracy of the Company's financial statements and other relevant information. In 2004, the Audit Committee held three meetings with an average participation rate of 66%, in which, the participation rates for Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo and Mr. Chen Xiaozhou were 100%, 0% and 100% respectively. From March 28, 2005, the Audit Committee is revised to comprise 3 Independent Non-executive Directors. Mr. Chen Xiaozhou, who has resigned as of March 27, 2005, will be replaced by Independent Non-Executive Director, Mr. Kang Yi. In 2004, the Audit Committee reviewed the Company's annual and interim financial reports, considered the reports concerning the Company's internal control, and submitted its audit reports and related advice. Details of the meetings are recorded by a designated officer, and all proposals approved in each meeting are archived in accordance with relevant regulations.

Remuneration and Nomination Committee

A Remuneration and Nomination Committee has been established under the Board. Duties of the Remuneration and Nomination Committee include: review of the Company's remuneration policy and assessment on performance of the Directors and senior management. The Committee consists of two Executive Directors, namely Mr. Xiao Yaqing and Mr. Xiong Weiping and one Independent Non-executive Director Mr. Wang Dianzuo. Mr. Xiao Yaqing serves as the Chairman. The Committee convened three meetings, mainly focusing on the following tasks:

*	preparation of remuneration policies for Directors and senior management;

*	approval of terms in service contracts of Directors;

*	assessment of achievement and performance of Executive Directors and senior management;

*	nomination of candidates of Executive Director for the new Board;

Details of the meetings were recorded by a designated officer, and all proposals approved in each meeting were archived in accordance with the relevant laws and regulations.

Mr. Chiu Chi Cheng and Mr. Kang Yi re-elected as the members of the Remuneration and Nomination Committee at the board meeting on 28 March 2005.

- 16 -

Report of Corporate Governance (Continued)

Planning and Development Committee

A Planning and Development Committee has also been established under the Board. The Committee consists of Executive Directors, Mr. Xiong Weiping and Mr. Luo Jianchuan, and Independent Non-executive Director, Mr. Wang Dianzuo. Mr. Wang Dianzuo is the Chairman of the Committee. Duties of the Committee include review and evaluation of the Company's development, financial budget, investment, business operation and strategic plan of annual investment returns. The Committee properly performed its duties in accordance with the rules of procedures.

Supervisory Committee

The Supervisory Committee of the Company consists of 3 members, of which one supervisor is elected from the staff as a representative of the employees. The Supervisory Committee is responsible for supervision over the Board and its members and senior management, so as to prevent them from abusing their authorities and violating the legal interests of shareholders, the Company and its staffs. In 2004, the Supervisory Committee convened 3 meetings, at which the Company's financial position and legal compliance of corporate operations as well as work performance of the senior management were reviewed. The Committee has complied with the principle of creditability to proactively perform their functions.

General Meeting

General Meeting is the highest authority of the Company. It provides a good opportunity for direct communications and build a sound relationship between the Board and the shareholders of the Company. Therefore, the Company attaches much importance to the meetings. In 2004, the Company convened two General Meetings respectively on June 7 and September 28 in the Meeting Room, 15/F, Block B, Tongtai Building, No. 33, Finance Street, Xicheng District, Beijing. The meetings mainly reviewed and approved the following:

*	the Report of the Directors, Report of Supervisory Committee and Consolidated Financial Report for 2003;

*	the profit distribution and final dividend distribution proposals for 2003;

*	the remuneration proposal of 2004 for the Company's Directors and Supervisors;

*	the re-election scheme of the Board and the Supervisory Committee;

*	the by-election of Mr. Kang Yi as Independent Non-executive Director, etc.

On the whole, all resolutions were approved with a rate of 99.99%.

- 17 -

Report of Corporate Governance (Continued)

President Meeting

The Company convenes regular President meetings, which are hosted by the President and attended by senior management, including department heads from the Company's headquarters. The Company's operation, implementation of investment projects and financial issues are considered and determined at the meetings. The Company's management including managers of branches, subsidiaries and department heads from the headquarters will convene a work meeting semi-annually in order to review the operational performance of the previous six months and to make concrete decisions for operations for the following six months. The meetings have facilitated coordination, communication and implementation of the Company's various operations.

Corporate Management and Internal Control

In 2004, the Company achieved a smooth operation under its business mode of "integrated operations under centralized management". By implementing centralized management over five areas of finance, marketing, human resources, investment, research and development, the Company has effectively shared resources and exercised efficient control over expenses. Furthermore, the Company has also established management systems for occupational health, safe environment and ISO9000.

The Board and senior management attached much importance to the establishment and perfection of the internal control system. The Company has set up a special panel and a project management committee for all-round system establishment and comprehensive perfection in corporate internal control in accordance with Article 404 of the Sarbanes Oxley Act, which is required and expected to be completed before the end of 2006.

Information Disclosure and Disclosure Committee

Great importance has been attached by the Company to the information disclosure on an accurate, timely, fair, justified and open basis in compliance with disclosure requirements in the Listing Rules. All discloseable information (including annual and interim results) shall be subject to approval of the Company's Disclosure Committee with the President as its Chairman or a representative authorised by the Committee. For the purpose of discloseable financial statements and the relevant information, the Chief Financial Officer shall confirm that the Company's results and financial position have been reflected on a true and fair basis under relevant accounting principles and requirements.

Compliance and Exemption of Corporate Governance Standards Imposed by New York Stock Exchange

New York Stock Exchange ("NYSE") has based on its listing rules imposed a series of corporate governance listing standards for companies listed in the NYSE (Section 303A). However, NYSE provides that listed companies that are foreign private issuers, subject to certain limitations and conditions, are permitted to follow "home country" practice in lieu of the provision of Section 303A. One of the conditions is that a listing foreign private issuer must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

The Company has compared the material corporate governance standards generally adopted by the companies incorporated in the People's Republic of China (the "PRC") and Section 303A, as follows:

- 18 -

Report of Corporate Governance (Continued)

A majority of independent directors

NYSE requires that the board of a listed company must comprise a majority of independent directors. There is no identical corporate governance requirement in the PRC. The Company, in view of its business operation and long-term business development, determined to maintain its board of directors with three independent directors and six non-independent directors.

Nominating committee and Compensation Committees

NYSE requires that a listed company must have a nominating committee and a compensation committee composed entirely of independent directors. The committees must have written charters that addresses the committees' purposes and responsibilities. The Compensation Committee is responsible to (i) review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determine and approve the CEO's compensation level based on this evaluation; and (ii) make recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval. The Nominating Committee must be to identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders. Both committees must have an annual performance evaluation.

The Company has established a Compensation and Nominating Committee, composed of three independent non-executive directors and two executive directors to be responsible for the foregoing corporate governance functions. The Company believes that the current Committee complies with the common corporate governance requirement in the PRC and can function effectively.

Corporate Governance Committee

NYSE requires that a listed company must have a corporate governance committee composed entirely of independent directors. According to Section 303A, the corporate governance committee shall be co-established with the nominating committee and have a written charter. The corporate governance committee is responsible for developing and recommending to the board a set of corporate governance guidelines applicable to the corporation; and overseeing the evaluation of the board and management. The Committee must have an annual performance evaluation.

As most other companies incorporated in the PRC, the Company believes that corporate governance matters are critical and shall be carried out by the board. The Company accordingly does not maintain a corporate governance committee.

Investor Relations

The Company has established a designated department for investor relations, which is responsible for matters concerning investor relations and has formulated the "Investor Management Measures" to regulate the relationships with the investors. The Company's management maintains close communications with investors, analysts and the media by various means including roadshows, individual interviews, meetings and investors' visits to the Company, thereby further increasing investors' recognition of the Company.

As at December 31, 2004, the market capitalization of shares held by the public was RMB16,100,000,000. For details of class shareholders and the total shareholding, please refer to page 33.

- 19 -

Management's Disussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our financial statements together with the accompanying notes, included elsewhere in this annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP"), which differ in certain material respects from the generally accepted accounting principles in the United States ("U.S. GAAP"). A discussion of the material differences is contained under the heading "Supplementary Information".

Overview

The Group is engaged principally in alumina refining and primary aluminum smelting operations. We organise and manage our operations according to the following business segments:

*

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's primary aluminum smelters and externally to customers outside the Group. This segment also includes the production and sales of alumina hydrate, alumina chemicals and gallium.

*

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity, smelting alumina to produce primary aluminum and other aluminum, and selling substantially all primary aluminum products to external customers. In addition, this segment includes production and sales of carbon products.

*

Corporate and other services segment, which includes the headquarters' operations, research conducted by the Group's research institutes and provision of the Group's research and development services to third parties.

Results of Operations

The Group's profit amounted to RMB6,223.9 million for the year ended December 31, 2004, representing an increase of RMB2,671.9 million, up 75.2%, from the previous year's RMB3,552.0million. The increase was mainly attributable to a significant increase in prices of the Group's principal products such as alumina and primary aluminum and the increased external sales volume of alumina.

- 20 -

Management's Disussion and Analysis of Financial Condition and Results of Operations (Continued)

Revenues

The Group's total revenues amounted to RMB33,021.2 million for the year ended December 31, 2004, representing an increase of RMB9,195.2 million, up 38.6%, from the previous year's RMB23,826.0 million. Total revenues include sales of goods and other revenues. Sales of goods accounted for 97.6% and 97.9% of the Group's total revenues for the years ended December 31, 2003 and 2004, respectively. The Group's sales of goods increased by 39.0% from RMB23,245.9 million for the year ended December 31, 2003 to RMB32,313.1 million for the year ended December 31, 2004, representing an increase of RMB9,067.2 million. The increase was primarily due to the increase in selling prices of the Group's principal products such as alumina and primary aluminum, and a growth in external sales volume of alumina was also a major contributor to the increased revenue of the Group. For 2004, the Group's average external selling price for alumina reached RMB3,229.7 per tonne (tax excluded, similarly hereinafter), representing an increase of RMB822.0 per tonne or 34.1% from RMB2,407.7 per tonne for the previous year. The Group's average external selling price for primary aluminum reached RMB13,756.3 per tonne, representing an increase of RMB1,295.8 per tonne or 10.4% from RMB 12,460.5 per tonne of the previous year. The Group's external sales volume of alumina increased from 4,219,600 tonnes of 2003 to 4,870,200 tonnes of 2004, representing an increase of 650,600 tonnes or 15.4% from the previous year. The Group's external sales volume of primary aluminum increased by 13,700 tonnes or 1.8% from746,900 tonnes for the year ended December 31, 2003 to 760,600 tonnes for the year ended December 31, 2004.

Cost of Sales

The Group's total cost of sales increased by RMB5,024.7 million or 30.6% from RMB16,439.5 million in 2003 to RMB 21,464.2 million in 2004. The increase was mainly attributable to a growth in external sales volume of alumina, and the increased unit production costs of primary aluminum and alumina caused by the increase in raw material prices.

Selling and Distribution Expenses

The Group's selling and distribution expenses increased by RMB98.1 million from RMB549.4 million in 2003 to RMB647.5 million in 2004, up 17.9%, which was primarily attributable to the increase in transportation and loading fee and packaging fee by RMB79.1 million.The increase was mainly attributable to the fact that transportation fee increased approximately by RMB56.2 million due to an increase of 15.4% in sales volume of alumina. The rise in transportation fee constituted the increase in the expenses for transportation by RMB16.2 million.

- 21 -

Management's Disussion and Analysis of Financial Condition and Results of Operations (Continued)

General and Administrative Expenses

General and administrative expenses increased by RMB173.4 million from RMB 1,047.5 million in 2003 to RMB1,220.9 million in 2004, up 16.6%. The increase was mainly due to the increase of RMB94.8 million in relevant taxes other than income tax causing by the expanded business, the increase of RMB30.9 million in remuneration and welfare expense for management members under the Group's incentive plan as a result of desirable fulfilment of operating objectives for 2004, as well as the increase of RMB13.4 million in insurance premiums as the Company spent more in the property insurance to strengthen its capability against force majeure risks.

Research and Development Expenses

The Group's research and development expenses decreased by RMB40.8 million or 23.5% from RMB 173.4 million in 2003 to RMB132.6 million in 2004. The decrease was primarily due to the fact that the Company put the previous years' research results into practice and conducted meticulous verification for some of the research topics, resulting in a slow down of some of the research projects. The Group will continue to properly invest in the research and development.

Other Income / Expenses

The Group's expenses (net of other income) changed from a net expense of RMB 25.54 million in 2003 to a net expense of RMB3.38 million in 2004. This was attributable to the fact that the Company entered into an agreement with a financial institution in 2004, pursuant to which, the Company paid off the loans of prior years at one go and thus interests of RMB9.78 million were reduced and exempted. Also, the income from foreign exchange increased by RMB10.85 million derived from the increased deposit denominated in foreign currency as a result of excercising placing right in January 2004.

Operating Profit

The Group's operating profit increased by RMB3,881.5 million from RMB5,078.5 million in 2003 to RMB8,960.0 million in 2004, up 76.4%. The Group's operating profit as a percentage of sales of goods increased from 21.8% in 2003 to 27.7% in 2004, mainly attributable to the increase in selling price of alumina, however, the surging in the price of raw materials and energy partially offset the increase.

Finance Costs

The Group's finance costs decreased by RMB42.4 million, or 9.4%, from RMB 451.4 million in 2003 to RMB409 million in 2004. The decrease was mainly attributable to the repayment of part of short-term loans and the adjustment of loan structure for operating capital which lowered the average interest rate.

- 22 -

Management's Disussion and Analysis of Financial Condition and Results of Operations (Continued)

Income Taxes

The Group's income tax expense increased from RMB 918.9 million in 2003 to RMB2,079.5 million in 2004, which was mainly attributable to the increased profit of the Group. The Group's effective income tax rate was 24.3% in 2004, which was lower than the statutory tax rate of 33.0%. This was mainly because three branches of the Company situated in Guizhou Province, Pingguo County and Qinghai Province in the western region of the PRC were entitled to a preferential income tax rate of 15.0% in connection with the national policy to develop the western region. Certain of the Group's plants are also entitled to preferential income tax treatment for the purchase of domestically-produced equipment in investment projects, resulting in the expenses in income tax decreased by RMB208.9 million.

The effective income tax rate of the Company in 2004 increased by 4.4% as compared to 2003, mainly attributable to a subsidiary of the Company in Shandong Province which ceased to be entitled to an income tax rate of 15.0% as enjoyed in prior years and its rate of income tax in 2004 resumed to 33.0% under the notice from the tax authorities by the end of 2004. Thus, the expenses of income tax increased by RMB202.5 million in 2004. Meanwhile, the Company had been granted approval from the State Tax Bureau of the PRC for consenting the Company to use the tax losses from prior years in 2003, which led to the decrease of income tax by RMB142.3 million in 2003. The two factors mentioned above are the main reasons accounting for the effective income tax rate in 2004 being higher than that in 2003.

Minority Interests

Minority interests increased from RMB 157.37 million in 2003 to RMB243.54 million in 2004 primarily due to the increase in the profit in Shandong Aluminum Company Limited, a subsidiary of the Company in which the Company has minority interests.

Net Profit for the Year

As a result of the foregoing, the Group's net profit for the year increased by 75.2% from RMB 3,552.0 million in 2003 to RMB6,223.9 million in 2004.

- 23 -

Management's Disussion and Analysis of Financial Condition and Results of Operations (Continued)

Discussion of Segment Operations

Revenue by Segment

Alumina Segment

Sales of Goods

The Group's total sales of goods of alumina segment increased by RMB7,990.8 million, up 51.7% from RMB15,459.2 million in 2003 to RMB23,450.0 million in 2004.

The Group sold alumina products to its smelters and to other domestic smelters. Revenues from the external sales of alumina in 2004 rose by RMB6,896.4 million, up 55.9% as compared with 2003, mainly due to an increase in selling price and external sales volume of alumina. Selling price of alumina in 2004 increased by 34.1% to RMB3,229.7 per tonne from RMB 2,407.7 per tonne in 2003, mainly due to the increase in price of alumina driven by the strong demand of alumina in the PRC. The external sales volume of alumina increased by 15.4% to 4,870,200 tonnes in 2004 from 4,219,600 tonnes in 2003, mainly attributable to the fact that the Company's production capacity of alumina increased to 6.47 million tonnes in 2004 from 5.95 million tonnes in 2003 and that the productivity of existing production line was improved. Revenues from the sales of alumina to the Group's smelters in 2004 rose by RMB1,094.5 million, up 34.9% from 2003, primarily due to the increase in the Group's selling price. The Group's internal sales volume was approximately 1,485,400 tonnes, basically equivalent to the previous year. The proportion of the Group's internal sales volume of alumina to the total sales volume of alumina dropped from 25.2% in 2003 to 23.4% in 2004.

Cost of Goods Sold

The total cost of goods sold in the alumina segment of the Group in 2004 increased by RMB3,493.8 million, up 36.4% as compared with that of 2003. The increase was mainly attributable to the growth in sales volume of alumina products. In addition, due to the increase in price of raw materials, the unit production cost of alumina products increased. Particularly for the second half of 2004, there were significant increases in prices of materials such as bauxite, coal, electricity and energy sources, resulting in the significant increase in alumina production cost. As the rationalization mode of management was adopted by various factories of the Company in their productions, the Group's operations achieved further improvement in technical and economic index than that of 2003. Consumption rate decreased continuously, offsetting the influences imposed by the rising prices of certain raw materials. Also, the Company procured large volume of raw materials under a concentrated and unified mechanism, the influence exerted by the inflated raw material prices has been partially offset. In order to address the increasing price of bauxite and strengthen the procurement and management of bauxite, the Company established Bauxite Branch at the beginning of 2005 so as to centralize the procurement and allocation of bauxite resources.

Operating Profit

Total operating income of alumina segment increased by 83.4% from RMB 5,109.5 million in 2003 to RMB9,371.6 million in 2004. The proportion of operating income of the alumina segment to the Company's sales of goods increased from 33.1% in 2003 to 40.0% in 2004.

- 24 -

Management's Disussion and Analysis of Financial Condition and Results of Operations (Continued)

Primary Aluminum Segment

Sales of Goods

The Group's total sales of goods for the primary aluminum segment increased by RMB2,148.5 million to RMB12,994.1 million in 2004, up 19.8% over 2003. This was mainly attributable to an increase in the average selling price of primary aluminum as well as the adjustment in product mix which increase the production of higher value-added aluminum products, leading to the increase in sales value. The sales volume of ordinary aluminum ingots in 2004 is basically close to that of previous year, whereas sales of other aluminum increased by 10.8% over last year.

Cost of Goods Sold

The total cost of goods sold for the Group's primary aluminum segment increased by 26.5% from RMB9,884.0 million in 2003 to RMB12,501.8 million in 2004, mainly due to the increase in the production cost of primary aluminum. As the Group's internal sales of alumina were carried out in line with market price, the price of alumina increased significantly in 2004, resulting in the significant increase of 10.7% in the unit production cost of primary aluminum. Resulting from the increase by 10.6% of power tariff in the second half of 2004, the unit production cost of primary aluminum increased by 4.1%. Meanwhile, the Company improved the production facilities continuously, renovated some of the low efficiency aluminum production lines, leading to the greater improvement in production effectiveness. The management mode of rationalization was applied in production which prevented unnecessary consumption and lowered the material consumption for each tonne of primary aluminum, offsetting the impact imposed by the rising prices of certain raw materials.

Operating Profit (Loss)

The primary aluminum segment recorded a loss of RMB32.2 million as compared with the profit of RMB445.2 million in 2003. This is mainly attributable to a higher growth in the unit production cost than that in the selling price of primary aluminum.

Based on the Group's careful analysis of the current operation of primary aluminum, the history data and the prospect, the directors believe that the slight loss in the primary aluminum segment for the year falls within their estimation. Accordingly, the Company will not change its strategy of "Develop aluminium selectively". In view of the escalating domestic demand for primary aluminum, the Company will continue to align its product mix to improve cost effectiveness and reduce unit consumption level, so as to further improve operating profit from the primary aluminum segment.

Corporate and Other Services Segment

The Group's corporate and other services segment reflected the expenses of the Company's corporate segment and research and development services and product sales of the Group's research institute to external customers. This segment recorded an operating loss of RMB76.91 million for the year ended December 31, 2004, basically the same as the losses of RMB78.34 million of last year.

- 25 -

Management's Disussion and Analysis of Financial Condition and Results of Operations (Continued)

Working Capital, Liabilities and Capital Commitments

Working Capital

As of December 31, 2004, the Group's current assets amounted to RMB14,356.6 million, representing an increase of RMB5,718.0 million over RMB8,638.6 million of 2003.

-

the Group's inventories amounted to RMB5,231.9 million, representing an increase of RMB1,106.1 million over the previous year's RMB4,125.8 million. The increase was mainly attributable to the increase in the price and reserve volume of raw materials, resulting in the increase in inventories of raw materials by RMB1,081.9 million.

-

the Group's account receivables amounted to RMB1,786.8 million, representing an increase of RMB998.9 million as compared with RMB787.9 in 2003. Of which, bills receivables amounted to RMB1,524.2 million, representing an increase of RMB1,121.3 million over previous year. Trade receivables amounted to RMB262.6 million, representing a decrease of RMB122.4 million from RMB 385 million last year.

Current Liabilities

As of December 31, 2004, the Group's current liabilities amounted to RMB13,193.5 million, representing an increase of RMB2,922.1 million as compared with RMB10,271.4 million in 2003. The increase was mainly attributable to certain amount of premium charged by the Company to customers engaged in the Company's long-term contract of alumina and the prepayment made by some of the customers, resulting in the increase in account received in advance amounted to RMB810.8 million. Due to the increase of projects of capital expenditure, the construction payable increased by RMB824.7 million. Income tax increased as a result of the corresponding increase in the profit of the Company. The Company has been approved by the State to settle and pay its income tax aggregately. According to the requirement of tax laws, in general, income tax of a year shall be paid before 30 April in the following year. Thus, income tax payable increased by RMB513.9 million as of December 31, 2004.

Our gearing ratio (the ratio of total liabilities to the sum of total liabilities and owner's equity) decreased to 30.5% as of December 31, 2004 from 34.9% as of December 31, 2003, which is mainly attributable to an increase in retained earnings.

- 26 -

Management's Disussion and Analysis of Financial Condition and Results of Operations (Continued)

The Group's net current assets amounted to RMB1,163.1 million as of December 31, 2004. This represented an increase of RMB2,795.9 million over the net current liabilities as of December 31, 2003 which was to RMB1,632.8 million. The increase was mainly attributable to the improvement in financing sources and capital structure under the prudent financial policies of the Company.

Capital Expenditures and Capital Commitments

As of December 31 2004, the Group's capital expenditures amounted to RMB10,282.3 million, which mainly consists of the investment of 280,000 tonnes Alumimun poject in the establishment of the aluminum project of an associated company Shanxi Huaze Aluminum and Electricity Co., Ltd.  (chinese characters), together with the project of 800,000 tonnes of alumina project in Shanxi, the project of 700,000 tonnes of alumina project in Henan and the project of 300,000 tonnes of alumina project in Zhongzhou as well as the project of technological renovation for the Company's production plants etc. At present, those projects are in smooth progress and the expected results will be reached.

As of December 31, 2004, the Group's capital commitments amounted to RMB8,696.9 million, which mainly consists of the Company's proposed investment in the greenfield and brownfield projects of alumina and primary aluminum production lines. Major projects include alumina projects in Shanxi, Henan and Zhongzhou as well as aluminum projects in Guizhou, Qinghai and Shanxi, together with the projects of technological renovation for outdated equipments.

By virtue of its credit standing and the domestic capital availability, the Group is able to finance its capital expenditure projects and related expenditures through cash generated from operating activities, short-term and long-term borrowings and the proceeds from its global offering.

In light of its long-term development strategy of "Prioritize alumina first, develop aluminum selectively, and boost aluminum fabrication", the Group expects to gradually expand the production capacity of alumina and primary aluminum by investment in new production lines and acquisition of domestic aluminum production lines in good operations. The Group will strive to explore market share and enhance its market competitiveness, so as to improve operating results for better return to shareholders.

Cash and Cash Equivalents

Cash and cash equivalents of the Group as of December 31, 2004 (including foreign currency-denominated deposits) totaled RMB6,223.8 million, comprising US dollars 55.54 million and HK dollars 250,000.

Net Cash Flow from Operating Activities

Net cash from operations increased by 37.7% from RMB6,002.5 million for the year of 2003 to RMB8,265.2 million for the year of 2004. The increase was primarily the result of the increase of the Company's operating profit. Of the net cash from operating activities, RMB456.3 million was used for interest payment and RMB1,736.2 million was used for PRC income tax payment.

- 27 -

Management's Disussion and Analysis of Financial Condition and Results of Operations (Continued)

Cash Flows from Investing Activities

The Group's cash outlays for capital expenditure projects amounted to RMB5,352.8 million and RMB8,972.4 million in 2003 and 2004 respectively. The capital expenditure in 2004 contributed to the increase of 520,000 tonnes of alumina production capacity.

Cash Flows from Financing Activities

Net cash inflows from financing activities amounted to RMB4,418.0 million in 2004, which was mainly derived from the proceeds of RMB3,250.7 million from the issue of shares in January 2004, additional bank loans of RMB1,884.5 million and the payment of dividends for 2003 amounting to RMB1,060.8 million. The Group has also established standby credit facilities with domestic banks for an aggregate of RMB32,798.0 million to finance any capital shortfall related to its alumina and primary aluminum projects and for relevant working capital purposes.

Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi.

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in the material differences between future exchange rate and the current exchange rate or historical exchange rate. The changes in the exchange rate of Renminbi will impact our ability in carrying out operations related to foreign exchange. Those changes will also impact our ability in payment of dividend in HK dollars and in payment of dividend of American Depository Shares in US dollars. The Company believes that it is able and will be able to obtain sufficient foreign exchange to implement the above-mentioned operations.

- 28 -

Report of the Directors

The Board submits to the Company and its subsidiaries (the "Group") the report together with the audited financial statements for the year ended December 31, 2004.

Principal Activities

The principal activities of the Group are the production and sales of alumina and primary aluminum.

Financial Summary

The Consolidated Profit and Loss Account of the Group for the year ended December 31, 2004 are set out on page 45 of the Financial Statements. A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 2.

The pro forma combined results of the Group for each of the years ended December 31, 2000 and the pro forma combined assets and liabilities of the Group as of December 31, 2000 are extracted from the prospectus for the initial public offering of the Company's H Shares dated November 30, 2001 (the "Prospectus").

The consolidated assets and liabilities as of December 31, 2001 and the pro forma combined results of the Group for the year then ended are extracted from the 2001 annual report. The consolidated assets and liabilities as of December 31, 2002 and the results of the Group for the year ended December 31, 2002 are extracted from the 2002 annual report. The consolidated assets and liabilities as of December 31, 2003 and the results of the Group for the year ended December 31, 2003 are extracted from the 2003 annual report.

The pro forma combined results and the pro forma combined assets and liabilities have been prepared on a combined basis as if the current group structure had been in existence throughout the periods and as if the relevant operations and business were transferred to the Group.

Dividend

The Board proposed to declare a final dividend of RMB0.176 per share, being in total RMB1,944,778,000 based on 11,049,876,153 total issued shares of the Company as of March 28, 2005. The profit distribution plan proposed by the Board will be submitted to the shareholders for review and approval at the Annual General Meeting for 2004.

Reserves

Movements in the reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in equity on page 50 and Note 28 to the financial statements.

Property, Plant and Equipment

Details of the movements in property, plant and equipment of the Group and of the Company are set out in Note 16 to the financial statements.

Distributable Reserves

Pursuant to Article 147 of the Company's Articles of Association, where the financial statements prepared in accordance with PRC accounting standards differ from those prepared under accounting principles generally accepted in Hong Kong, distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in the two different financial statements. Distributable reserves of the Company (before the 2004 dividends) as of December 31, 2004, calculated based on the above principle, amounted to approximately RMB6,423 million.

- 29 -

Report of the Directors (Continued)

Use of Proceeds

As of December, 2001, the net proceeds from the Global Offering amounted to approximately RMB3,303 million. As of December 31, 2004, approximately RMB688.5 million was used to settle the current portion of the long-term liabilities and RMB2,614.8 million was used for capital expenditures. The proceeds was all used up at the end of 2004. In January 2004, the Company's net proceeds from its new H Share placement amounted to RMB3,251 million. RMB562 million was used for capital expenditures. The net amount of raising fund was approximately RMB2,689 million, which remained unused are currently deposited with banks.

Designated Deposits and Overdue Time Deposits

As of December 31, 2004, the Group had not placed any designated deposits with any financial institution in the PRC, nor had it failed to collect any time deposits upon maturity during the year.

Taxation

In February 2004, a notice was issued by the State Tax Bureau clarifying the tax matters in relation to the treatment of the Company's taxation for the year ended December 31,2001. For details please refer to Note 11 to the financial statements.

Pre-emptive Rights

Under the Articles of Association of the Company and the laws of the PRC, no pre-emptive rights exist that require the Company to offer new shares to its existing shareholders in proportion to their shareholdings.

Donations

Donations made by the Company during the year amounted to approximately RMB 4,225,000.

Litigation and Contingent Liabilities

(a) Litigation

As of December 31, 2004, the Group has no significant pending litigation.

(b) Compensation with regard to the formation of an equity joint venture

Details regarding the 50/50 equity joint venture to be jointly established by the Company and Alcoa are set out in Note 31(b) to the financial statements.

Directors, Supervisors and Senior Management

The Directors and Supervisors during the year were:

Executive Directors

Mr. Xiao Yaqing	appointed on June 7, 2004
Mr. Xiong Weiping	appointed on June 7, 2004
Mr. Luo Jianchuan	appointed on June 7, 2004
Mr. Chen Jihua	appointed on June 7, 2004
Mr. Guo Shengkun	appointment expired on June 7, 2004
Mr. Liang Zhongxiu	appointment expired on June 7, 2004
Mr. Yin Yufu	appointment expired on June 7, 2004

- 30 -

Report of the Directors (Continued)

Non-executive Directors

Mr. Chen Xiaozhou	appointed on June 7, 2004, resigned on March 27, 2005
Mr. Joseph C. Muscari	appointed on June 7, 2004
Mr. Wu Weicheng	appointment expired on June 7, 2004

Independent non-executive Directors

Mr. Chiu Chi Cheong Clifton	appointed on June 7, 2004
Mr. Wang Dianzuo	appointed on June 7, 2004
Mr. Kang Yi	Appointed on September 28, 2004

Supervisors

Mr. Luo Tao	appointed on June 7, 2004
Mr. Yuan Li	appointed on June 7, 2004
Mr. Ou Xiaowu	appointed on June 7, 2004

Brief biographical details of Directors, Supervisors and Senior Management are set out on pages 5 to 8.

In accordance with Articles 95 and 117 of the Company's Articles of Association, all Directors and Supervisors were appointed for a three-year term. At the expiry of the term of office, the term is renewable upon re-election. The first Board and Supervisory Committee will resign from their offices in advance at the close of the Annual General Meeting to be held on June 7, 2004, and the second Board and Supervisory Committee had come into effect upon an approval at such Annual General Meeting.

Due to his engagements in other positions, Mr. Chen Xiaozhou, a non-executive director, resigned from his office as a director of the Company on 27 March 2005. Mr. Shi Chun Gui has been recommended as a candidate for the position of non-executive director of the Company previously assumed by Mr. Chen, Mr. Shi's appointment is subject to approval by the Annual General Meeting to be held on 9 June 2005. Biographical details of Mr. Shi are as follows:

Mr. Shi Chungui, 65, is currently a member of the Expert Consultant Committee of China Xinda Asset Management Company Limited. Mr. Shi graduated from Dongbei University of Finance and Economics in 1964, majoring in Accounting. He is a senior economist and owns extensive experience in finance and governmental and corporate management. Mr. Shi had served as a Deputy Head of Qinghuangdao Commerce Bureau, a Deputy Mayor of Qinghuangdao Municipal Government, the Manager of Hebei province branch of China Construction Bank, the Manager of Bejing city branch of China Construction Bank, a Deputy General Manager of China Construction Bank, and a Vice President of China Xinda Asset Management Company Limited.

Directors' and Supervisors' Service Contracts and Remuneration

Each of the Directors and Supervisors has entered into a service contract with the Company for a term of three years. No Director or Supervisor has entered into a service contract with the Company which is not terminable by the employer within one year without payment of compensation (other than statutory compensation). Details of the Directors' and Supervisors' remuneration and the five highest paid individuals in the Company are set out in Note 7 to the financial statements contained in this report. There were no arrangements under which a Director or Supervisor of the Company had waived or agreed to waive any remuneration in respect of the year ended December 31, 2004.

- 31 -

Report of the Directors (Continued)

In addition to fixed remuneration, the Directors, Supervisors and senior management are entitled to discretionary bonus totaling RMB12 million. Out of the total annual discretionary bonus, approximately RMB2.2 million in total will be provided to Directors and Supervisors and RMB9.8 million in total will be provided to senior management. Payments of the discretionary bonus are subject to approval by the shareholders of the Company at the forthcoming Annual General Meeting to be held on June 9, 2005.

The Company proposed to pay an estimated RMB7,800,100 as housing subsidy to relevant Directors and senior management staffs of the Company. A total amount of RMB4,196,900 and RMB3,603,200 were paid to two Directors and two senior management staff respectively. The housing subsidy distributed to Directors will be put into effect after the approval by the shareholders of the Company at the Annual General Meeting to be held on June 9, 2005.

As of December 31, 2004, no stock appreciation rights have been granted under the Stock Appreciation Rights Plan adopted by the Company.

Interests of Directors, Chief Executives and Supervisors in Shares of the Company

During the year ended December 31, 2004, none of the Directors or Chief Executives or Supervisors or their respective associates had any interests in the Company or any associated corporations (within the meaning of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO;  (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

During the year ended December 31, 2004, none of the Directors or Chief Executives, Supervisors, senior management or their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

Interests of Directors and Supervisors in Contracts

During the year ended December 31, 2004, none of the Directors or Supervisors had a material interest, directly or indirectly, in any contract of significance to which the Company or its subsidiaries was a party.

Employees, Pension Plans and Welfare Fund

The Group had approximately 68,615 employees as of December 31, 2004. The remuneration package of the employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, retirement and other miscellaneous items.

In accordance with applicable PRC regulations, the Group currently joins pension contribution plans organized by provincial and municipal governments, under which each of the Group's plants is required to contribute to the pension fund an amount equal to a specified percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary varies from plant to plant, ranging from 18.0% to 22.9%, depending in part on the location of the plant and the average age of the employees. The Company also contributes to a welfare fund for its employees. The contributions of the Company to this welfare fund are made at rates ranging from 5% to 10% of the Company's after-tax profit. The Company had not paid retirement benefits to its employees as of December 31, 2004.

- 32 -

Report of the Directors (Continued)

Share Capital Structure

The share capital structure of the Company as of December 31, 2004 was as follows:

	As of December 31, 2004

Shareholders of Domestic Shares or H Shares	No. of shares	Percentage in issued share capital
	(in millions)	(%)

Shareholders of Domestic Shares

Chinalco	4,656.3	42.14
China Cinda	1,610.3	14.57
China Orient	602.2	5.45
China Development Bank	554.9	5.02
Guangxi Investment	196.8	1.78
Guizhou Development	129.4	1.17

Shareholder of H Shares

Alcoa	884.2	8.00
Other shareholders in the public	2,415.7	21.87

Share capital changes of the Company are set out in Note 28 to the financial statements.

- 33 -

Report of the Directors (Continued)

Substantial Shareholders

So far as the Directors are aware, as of December 31, 2004, the persons other than Directors, Chief Executives or Supervisors of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO") are as follows (the interests in shares and short positions disclosed herein are in addition to those disclosed in respect of the Directors, Chief Executives and Supervisors):

Name of substantial shareholders	Class of shares	Number of shares held	Capacity	Type of interest	Percentage in the relevant class of share capital	Percentage in total share capital

Chinalco	Domestic Shares	4,656,261,060	Beneficial owner	corporate	60.08%	42.14%
China Cinda	Domestic Shares	1,610,332,210	Beneficial owner	corporate	20.78%	14.57%
China Orient	Domestic Shares	602,246,135	Beneficial owner	corporate	7.77%	5.45%
China Development Bank	Domestic Shares	554,940,780	Beneficial owner	corporate	7.16%	5.02%
Alcoa Inc.	H Shares	884,200,000	Interest of controlled corporation	corporate	30.55%	8.00%
Alcoa	H Shares	884,200,000	Beneficial owner	corporate	30.55%	8.00%

Repurchase, Sale or Redemption of the Company's Shares

The Company did not redeem any of its shares during 2004. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2004.

- 34 -

Report of the Directors (Continued)

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major Customers and Suppliers

The largest customer and the five largest customers of the Group's alumina accounted for 4.3% and 17.7%, respectively, of the Group's total sales amount of alumina for the year ended December 31, 2004. All of these major customers during the year were domestic aluminum smelters.

The largest customer and the five largest customers of the Group's primary aluminum accounted for 6.6% and 17.5%, respectively, of the Group's sales amount of primary aluminum for the year ended December 31, 2004.

The amount of raw materials (including bauxite) provided by the largest supplier and the five largest suppliers of the Group's alumina segment accounted for 1.9% and 7.9%, respectively, of the Group's total cost of raw materials for the alumina segment.

The amount of raw materials provided by the largest supplier and the five largest suppliers of the Group's primary aluminum segment accounted for 8.3% and 18.3%, respectively, of the Group's total cost of raw materials for the primary aluminum segment.

None of the Company's Directors or their respective associates (as defined in the Listing Rules of Hong Kong Stock Exchange) or the existing shareholders, which, to the knowledge of the Directors of the Company, holding more than 5% of the Company's issued share capital, has any interests in the Group's five largest customers or five largest suppliers of the alumina segment or the primary aluminum segment at any time during 2004.

- 35 -

Report of the Directors (Continued)

Connected Transactions

Transactions between the Company and its connected persons or their respective associates (as defined in the Hong Kong Listing Rules) are governed by and have to comply with the requirements for disclosure under the Hong Kong Listing Rules. The following table sets out the annual limits for the connected transactions in respect of which a waiver has been granted by the Hong Kong Stock Exchange as compared to the amounts incurred by the Group in 2004. The Company had the following connected transactions based on consolidated calculation for the year ended December 31, 2004:

Transactions		Consolidated Consideration (For the year ended 31 December 2004) (in RMB millions)	Comparison with Consolidated Consideration in 2004 (percentage to turnover or Consolidated Consideration in RMB millions)	Proposed Annual limits (% to turnover or transaction amount in RMB millions)

Expenditure:

1.	Social Welfare and Logistics Services	927	2.9%	4%
	Provision of social welfare and logistics services by Chinalco to the Company

2.	Mutual Provision of Production Supplies and Ancillary Services	509	1.6%	5%
	Provision of production supplies and ancillary services by Chinalco to the Company

3.	Purchase of Minerals	125	0.4%	1.5%
	Supply of bauxite and limestone by Chinalco to the Company

4.	Engineering Design and Other Services	946	2.9%	6.7%
	Provision of engineering design and other services by Chinalco to the Company

5.	Land Rental paid to Chinalco	226	-	250

6.	Buildings Rental paid to Chinalco	9	-	12

7.	Aluminum Ingots Sales Agency	-	-	2
	Sale of aluminum ingots and alumina by Guizhou Development as agent for the Company

8.	Factory and Asset Rental	4	-	11
	Shanxi Carbon Factory

- 36 -

Report of the Directors (Continued)

Transactions		Consolidated Consideration (For the year ended 31 December 2004) (in RMB millions)	Comparison with Consolidated Consideration in 2004 (percentage to turnover or Consolidated Consideration in RMB millions)	Proposed Annual limits (% to turnover or transaction amount in RMB millions)

Revenue

1.	Mutual Provision of Product Supplies and Ancillary Services	1,055	3.3%	12.0%
	Provision of product supplies and ancillary services by the Company to Chinalco

2.	Engineering Design and Other Services	-	-	3.5
	Annual revenue from the provision of engineering design and other services by the Group

3.	Buildings Rental paid by Chinalco	1	-	5

4.	Aluminum Ingots and Alumina Supply	-	-	126
	Supply of aluminum ingots and alumina to Guangxi associate

5.	Primary Aluminum Supply	698	2.2%	7.8%
	Supply of primary aluminum to Xinan Aluminum

As application has been made by the Company, a waiver has been granted by the Hong Kong Stock Exchange to the Company from strict compliance with the general requirements of the rules of connected transaction in the Listing Rules of Hong Kong Stock Exchange in respect of the connected transactions set out above.

The Independent Non-executive Directors have reviewed the above transactions and have confirmed that:

1.	the transactions were conducted in the ordinary and usual course of the Company's business;

2.	the transactions were entered into on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole; and

3.	the transactions were entered into on normal commercial terms or, where there was no available comparison, on terms no less favorable than those available to and from independent third parties; and

4.	in accordance with the terms of the agreements governing such transactions.

- 37 -

Report of the Directors (Continued)

The auditors of the Company have reviewed such transactions and have provided a letter to the Company stating that:

1.	the transactions had been approved by the Company's Directors;

2.	the transactions were entered into in accordance with the pricing policies of the Company and its subsidiaries;

3.	the transactions were entered into in accordance with the terms of the agreements governing such transactions; and

4.	such transactions, where applicable, did not exceed the relevant annual limits as agreed with the Hong Kong Stock Exchange.

In view of the adjustment made by relevant local authorities of the PRC in the standard land price and the increases of land use tax in 2004 by the relevant local authorities, Chinalco had to pay the tax authorities an extra amount of RMB66,000,000 in respect of such adjustment. On January 11, 2005, after arm-length negotiations between the Company and Chinalco, the Company agreed to bear the annual tax increment beginning from January 1, 2004, pursuant to which, the payment of the rental for land use right by the Company increased from RMB173,000,000 to RMB239,000,000. The Company had applied and recommended to the Hong Kong Stock Exchange for the amendment of maximum amount of annual land use right payable by the Company be adjusted from RMB200,000,000 to RMB250,000,000. Such connected transaction has been disclosed in the announcement dated January 20, 2005.

On February 28, 2003, the Company together with Guangxi Investment (the connected party of the Company) and and China Minmetals Non-ferrous Metals Co., Ltd.  (Chinese Characters)  ("China Minmetals") established Guangxi Huayin Aluminum Co., Ltd.,  (the "JV Co."), to invest in the production of alumina. The Company and other investors have decided, subject to obtaining the relevant governmental approvals, to increase the total investment of the JV Co. While waiting for the relevant approval documents, the advance made by the Company to the JV Co. as operating capital amounted to RMB49,500,000. Such connected transaction has been disclosed in the announcement dated January 27, 2005.

In October 2003, Shandong Aluminum Company Limited ("Shandong Aluminum"), a subsidiary of the Company and an A share listed company, signed an agreement to purchase two rotary kilns from Shandong Aluminum Company, a wholly-owned subsidiary of Chinalco, the controlling shareholder of the Company. The purchase price was determined by a professional valuer in the PRC. The purchase was approved by the independent shareholders of Shandong Aluminum at a general meeting duly convened to approve the purchase in accordance with the requirements of the Shanghai Stock Exchange Listing Rules and the transaction was completed in March 2004.

Proposed Application to Issue A Shares in the PRC

On 28th March, 2005, the board of Directors resolved that the Company would apply (i) to the China Securities Regulatory Commission for the issue of a maximum of 1,500,000,000 A Shares to the PRC public, and (ii) to the Shanghai Stock Exchange for the listing of the A Shares on the Shanghai Stock Exchange. Such resolution is subject to approval by the Company's shareholders at the Annual General Meeting, which will be held on 9th June, 2005.

- 38 -

Report of the Directors (Continued)

The amount to be raised from the Proposed A Share Issue is currently expected to be not more than RMB8,000 million. The net proceeds are principally to be used as follows:

1.	approximately RMB1,974 million will be used to fund an alumina brownfield project of the Company's Henan branch;

2.	approximately RMB538 million will be used to fund an alumina production-line project of the Company's Zhongzhou branch;

3.	approximately RMB1,724 million will be used to fund an alumina brownfield and environmental enhancement project of the Company's Guizhou branch;

4.

approximately RMB450 million will be used to invest in Shanxi-Huaze Aluminum and Power Company Limited, which investment is expected to be used to fund and develop its aluminum and power generating project;

5.	approximately RMB2,000 million will be used to fund the third phase of an alumina brownfield project of the Company's Guangxi branch;

6.	approximately RMB98 million will be used to fund a greenfield project of pseudoboehmite production of the Company's Shandong branch;

7.	approximately RMB105 million will be used to fund a greenfield project of zeolite production of the Company's Shandong branch;

8.	approximately RMB150 million will be used to fund a limestone improvement project of the Company's Shanxi branch;

9.	approximately RMB150 million will be used to fund an alumina improvement project of the Company's Shanxi branch.

Significant Events

1.	The Company had additionally issued 549,976,000 H Shares on January 6, 2004, raising an amount of approximately RMB3,251,000,000.

2.	The Board was re-elected and the second Board was successfully appointed on June 7, 2004.

3.	The amendments to the Articles of Association was approved at the Annual General Meeting of the Company on June 7, 2004.

4.	Mr. Kang Yi was elected as the Independent Non-executive Director of the Company in the Extraordinary General Meeting on September 28, 2004.

The Code of Best Practice

During the year ended December 31, 2004, the Company was in compliance with the Code of Best Practice as set out in appendix 14 of the Listing Rules.

- 39 -

Report of the Directors (Continued)

Audit Committee

The power and written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "Guidelines of Effective Operation for Audit Committee" published by the Hong Kong Institute of Certificated Public Accountants and Rule 10A-3 of The Securities Exchange Act of 1934. For details, please refer to page 16.

Auditors

The financial statements have been audited by PricewaterhouseCoopers who have retired and, being eligible, offer themselves for re-appointment. The Company did not change its auditors in any of the four preceding financial years.

By order of the Board Xiao Yaqing Chairman
Beijing, the PRC March 28, 2005

- 40 -

Report of the Supervisory Committee

Dear Shareholders,

On behalf of the Supervisory Committee of Aluminum Corporation of China Limited, I would like to submit to the Annual General Meeting a report on the work of the Supervisory Committee in the past year.

The Supervisory Committee was approved to be set up at the Annual General Meeting held on June 7, 2004. Three supervisors were re-appointed and comprised the second Supervisory Committee.

1.	Meeting Convened During the Reporting Period

The 7th plenary conference of the first Supervisory Committee was held on March 29, 2004, at which the 2003 Report of the Supervisory Committee, the 2003 Financial Report and the 2003 Profit Distribution Plan, etc., were approved.

The first plenary conference of the second Supervisory Committee was held on June 7, 2004, at which the Chairman of the second Supervisory Committee was elected and the planning of work for the next Supervisory Committee was set.

2.	Principle duty of the Supervisory Committee

The Supervisory Committee will proceed with its work, perform its duties and focus on a number of issues, such as how to adapt to the Company's development, how to enhance its operating transparency and standardization, how to raise corporate profile of creditability in the capital market. In particular, it will focus on how to effectively protect interests of investors, especially the medium and minority investors, and how to further improve the Company's corporate governance structure, etc.

During the term of the Supervisory Committee, the Company has made breakthrough in various aspects:

On January 6, 2004, the Company successfully completed the placement of shares in Hong Kong. It has made the highest record in the placement of H Shares on the Stock Exchange of Hong Kong in terms of financing amount and shareholders' subscription. On January 19, 2005, the Company acquired Lanzhou Aluminum Corporation Limited., a listed company in the PRC. The Company's fast growth has attracted investors both in domestic and overseas capital markets, which in turn posed a new requirement to the Supervisory Committee.

The Company is currently implementing internal controls and procedures for financial reporting and making necessary preparations to ensure compliance with Section 404 of the Sarbanes-Oxley Act by not later than the end of 2006.

The Company's ERP project activated in 2004, together with the capital system of Nine Stellar Treasury System newly put into practice in January 2005, have improved the management mode of the Company.

- 41 -

Report of the Supervisory Committee (Continued)

The Supervisory Committee mainly carried out the following works:

1.	Inspection of Implementation of Resolutions of the General Meetings

Members of the Supervisory Committee attended each of the Board meetings and general meetings as observers. No objection has been made to the Report of the Directors and proposals submitted to the general meetings for consideration. The Supervisory Committee exercised supervision and inspection on implementation of the general meetings' resolutions by the Board, the Directors and senior management. The Supervisory Committee is of the opinion that the Directors and management of the Company have diligently performed their duties in compliance with resolutions of the general meetings. It has overcome various difficulties such as the repeated increases in the price of raw materials and fuel, limited supply of electricity and frequent power failure as well as inadequate transportation. The indices of income from principal businesses and return on net asset not only surpassed the target set for the year, but also created historical records. No violation of any laws or regulations or Articles of Association nor any act which jeopardizes the interests of the Company and shareholders up to present has been found in the conduct of the Company's Directors and senior management.

2.	Inspection of Legal Compliance of the Company's Operations

The Supervisory Committee exercised supervision on a regular basis over the legal compliance and rationality of the Company's operation and management. It has also exercised supervision over work performance of the Company's Directors, President and senior management. The Supervisory Committee is of the opinion that the Company's operation is sound and rational, and is in compliance with all applicable laws, regulations and rules. The members of the Board, executive officers and senior management of the Company have faithfully performed their duties with diligence, and accomplished the mission entrusted by the shareholders.

3.	Inspection of the Company's Daily Operating Activities

The Supervisory Committee exercised supervision over the Company's operating activities. The Supervisory Committee is of the opinion that the Company has established an improved internal control system, and has made great progress in the formulation and implementation of its internal work procedures, thus effectively controlled its exposure to various operating risks. The Company's operation is in compliance with the PRC laws and regulations, Articles of Association and its internal work procedures.

- 42 -

Report of the Supervisory Committee (Continued)

4.	Inspection of the Company's Financial Position

The Supervisory Committee verified cautiously the Company's 2004 final financial statements, and supervised and inspected the Company's implementation of relevant financial policies and legislation as well as details on the Company's assets, financial income and expenditure and connected transactions. It was of the opinion that the operating results achieved by the Company were true, the expenses were reasonable and all the connected transactions were entered into on a fair basis. Information on the significant events of the Company over the past year has been disclosed in accordance with relevant regulations. No act which jeopardizes the interests of the Company was discovered. The Supervisory Committee approved the Company's financial audit report presented by PricewaterhouseCoopers, the international auditors.

5.	Inspection of the Use of Proceeds

The Supervisory Committee exercised inspection over the use of the raised proceeds. After the Company received proceeds raised from the listing of its stocks, the Board has been observing its undertakings as stated in the Prospectus, and has effectively used the proceeds in a manner responsible to the shareholders. The use of proceeds recorded satisfactory performance. The Supervisory Committee is of the opinion that up to the present, the projects including Pingguo Alumina II, Zhongzhou 300kt ore-dressing Bayer process, Guizhou Technique Improvement, etc, have been implemented in accordance with the statements and progresses as set out in the Prospectus. The above projects have contributed income and profit to the Company.

Confronted by the intensifying competition in the PRC aluminum industry and the changing market, the Company is facing various competitive pressures and development opportunities. In order to protect the legal interests of the Company and shareholders, the Supervisory Committee will continue to faithfully perform its duties and enhance its supervision in order for the Company to better perform and become a stronger player in the increasingly competitive landscape.

By Order of the Supervisory Committee Luo Tao Chairman of the Supervisory Committee
Beijing, the PRC March 28 , 2005

- 43 -

International Auditors' Report

INTERNATIONAL AUDITORS' REPORT TO THE SHAREHOLDERS OF
ALUMINUM CORPORATION OF CHINA LIMITED
(a joint stock company incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages 45 to 110 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and auditors

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose.   We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as of December 31, 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, March 28, 2005

- 44 -

Consolidated Profit and Loss Account
For the year ended December 31, 2004

		Year ended December 31,

		2004	2003
	Note	RMB'000	RMB'000

Turnover	2	32,313,076	23,245,858
Cost of goods sold		21,464,189	16,439,534

Gross profit		10,848,887	6,806,324
Other revenues	2	708,158	580,171
Expenses related to other revenues	3	592,630	512,220

Other revenues, net		115,528	67,951

Selling and distribution expenses	4	647,532	549,432
General and administrative expenses	5	1,220,902	1,047,461
Research and development expenses		132,635	173,359
Other expenses, net	6	3,383	25,543

Operating profit		8,959,963	5,078,480
Finance costs	10	408,992	451,411

Operating profit after finance costs		8,550,971	4,627,069
Share of (loss)profit of jointly controlled entities		(3,953)	1,193

Profit before income taxes		8,547,018	4,628,262
Income taxes	11	2,079,538	918,862

Profit after income taxes		6,467,480	3,709,400
Minority interests		243,540	157,370

Profit for the year	12	6,223,940	3,552,030

Dividend	13	1,944,778	1,060,788

Basic earnings per share	14	RMB0.56	RMB0.34

- 45 -

Consolidated Balance Sheet
As of December 31, 2004

		2004	2003
	Note	RMB'000	RMB'000

Non current assets
Intangible assets	15	729,153	706,015
Property, plant and equipment	16	33,464,575	25,554,197
Interests in jointly controlled entities	18(a)	66,877	21,330
Interests in an associated company	18(b)	45,000	-
Investments in securities	19	10,800	21,309
Deferred tax assets	11(d)	307,370	136,878

Total non-current assets		34,623,775	26,439,729

Current assets
Investments in securities - mature within 1 year	19	10,860	-
Inventories	20	5,231,907	4,125,818
Accounts receivable, net	21	1,786,822	787,891
Due from related parties	22	438,658	452,498
Other current assets	23	664,578	675,919
Cash and cash equivalents	24	6,223,763	2,596,440

Total current assets		14,356,588	8,638,566

Current liabilities
Accounts payable	25	1,968,423	1,867,666
Due to related parties	26	636,215	387,864
Other payables and accruals	27	4,987,760	2,834,096
Income tax payable		1,078,508	564,642
Current portion of long-term loans	29	1,073,658	815,845
Unsecured short-term loans		3,448,910	3,801,285

Total current liabilities		13,193,474	10,271,398

Net current assets(liabilities)		1,163,114	(1,632,832)

Total assets less current liabilities		35,786,889	24,806,897

- 46 -

Consolidated Balance Sheet (Continued)
As of December 31, 2004

		2004	2003
	Note	RMB'000	RMB'000

Financed by:

Share capital	28(a)	11,049,876	10,499,900
Reserves	28	8,696,143	4,649,293
Retained earnings	28
Proposed final dividend	13	1,944,778	1,060,788
Unappropriated retained earnings		5,465,346	2,532,360

Issued capital and reserves		27,156,143	18,742,341

Minority interests		1,239,083	651,928

Non-current liabilities
Long-term loans	29	7,391,663	5,412,628

		35,786,889	24,806,897

Luo Jianchuan Director	Chen Jihua Director

- 47 -

Balance Sheet
As of December 31, 2004

		2004	2003
	Note	RMB'000	RMB'000

Non current assets
Intangible assets	15	729,153	706,015
Property, plant and equipment	16	26,835,531	22,701,708
Investments in subsidiaries	17	1,862,396	1,282,996
Investments in jointly controlled entities	18(a)	70,669	21,169
Investments in an associated company	18(b)	45,000	-
Investments in securities	19	-	10,509
Deferred tax assets	11(d)	263,330	118,801

Total non-current assets		29,806,079	24,841,198

Current assets
Investments in securities - mature within 1 year	19	10,860	-
Inventories	20	4,262,159	3,157,540
Accounts receivable, net	21	1,302,580	524,274
Due from related parties	22	945,847	843,472
Other current assets	23	298,626	337,127
Cash and cash equivalents	24	5,360,086	2,041,149

Total current assets		12,180,158	6,903,562

Current liabilities
Accounts payable	25	1,684,667	1,359,324
Due to related parties	26	1,438,254	572,623
Other payables and accruals	27	3,790,902	2,526,552
Income tax payable		839,073	530,343
Current portion of long-term loans	29	963,658	775,845
Unsecured short-term loans		2,230,000	2,799,400

Total current liabilities		10,946,554	8,564,087

Net current assets(liabilities)		1,233,604	(1,660,525)

Total assets less current liabilities		31,039,683	23,180,673

- 48 -

Balance Sheet (Continued)
As of December 31, 2004

		2004	2003
	Note	RMB'000	RMB'000

Financed by:
Share capital	28(a)	11,049,876	10,499,900
Reserves	28	8,455,159	4,531,436
Retained earnings	28
Proposed final dividend	13	1,944,778	1,060,788
Unappropriated retained earnings		4,478,207	2,085,921

Issued capital and reserves		25,928,020	18,178,045

Non-current liabilities
Long-term loans	29	5,111,663	5,002,628

		31,039,683	23,180,673

Luo Jianchuan Director	Chen Jihua Director

- 49 -

Consolidated Statement of Changes in Equity
For the year ended December 31, 2004

For the year ended December 31, 2004

	Share capital	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Retained earnings	Total
	(Note 28(a))	(Note 28(b)(i))	(Note 28(b)(ii))	(Note 28(b)(iii))	(Note 28(b)(iv))
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2004	10,499,900	3,493,594	592,682	563,017	3,593,148	18,742,341
Issue of shares	549,976	2,750,672	-	-	-	3,300,648
Share issue expenses	-	(49,998)	-	-	-	(49,998)
Profit for the year	-	-	-	-	6,223,940	6,223,940
Transfer to
- capital reserve(Note 6(a))	-	9,777	-	-	(9,777)	-
- statutory surplus reserve	-	-	685,107	-	(685,107)	-
- statutory public welfare fund	-	-	-	651,292	(651,292)	-
Dividend paid	-	-	-	-	(1,060,788)	(1,060,788)

As of December 31, 2004	11,049,876	6,204,045	1,277,789	1,214,309	7,410,124	27,156,143

Retained earnings represented by:
2004 final dividend proposed					1,944,778
Unappropriated retained earnings					5,465,346

Retained earnings as of December 31, 2004					7,410,124

- 50 -

Consolidated Statement of Changes in Equity (Continued)
For the year ended December 31, 2004

For the year ended December 31, 2003

	Share capital	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Retained earnings	Total
	(Note 28(a))	(Note 28(b)(i))	(Note 28(b)(ii))	(Note 28(b)(iii))	(Note 28(b)(iv))
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2003	10,499,900	3,310,258	198,486	190,469	1,324,834	15,523,947
Profit for the year	-	-	-	-	3,552,030	3,552,030
Transfer to
- capital reserve	-	44,476	-	-	(44,476)	-
- statutory surplus reserve	-	-	394,196	-	(394,196)	-
- statutory public welfare fund	-	-	-	372,548	(372,548)	-
Dividend paid	-	-	-	-	(472,496)	(472,496)
Other reserve (Note28(b)(i))	-	138,860	-	-	-	138,860

As of December 31, 2003	10,499,900	3,493,594	592,682	563,017	3,593,148	18,742,341

Retained earnings represented by:
2003 final dividend proposed					1,060,788
Unappropriated retained earnings					2,532,360

Retained earnings as of December 31, 2003					3,593,148

- 51 -

Consolidated Cash Flow Statement
For the year ended December 31, 2004

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Cash flow from operating activities
Operating profit after finance costs	8,550,971	4,627,069
Depreciation	2,312,540	2,043,983
Loss on disposal of property, plant and equipment	43,740	160,823
Impairment loss on property, plant and equipment	20,227	74,485
Amortization of intangible assets	58,468	48,464
Unrealized loss on short-term investments	917	2,979
Realized gain on short-term investments	(403)	-
Unrealized loss on futures contracts	4,972	10,244
Realized loss on futures contracts	20,520	54,970
Interest waived	(9,777)	(44,476)
Interest income	(61,540)	(26,204)
Interest expense	408,992	451,411
Income from unlisted investment securities	(351)	(351)

Operating profit before working capital changes	11,349,276	7,403,397
Increase in inventories	(1,164,495)	(819,477)
(Increase) decrease in accounts receivable and
other receivables, including amounts
due from related parties	(982,300)	1,069,109
Increase (decrease) in accounts payable and
other payables, including amounts due to related parties	1,255,177	(223,159)

Cash generated from operating activities	10,457,658	7,429,870

Interest paid	(456,291)	(600,836)
PRC income taxes paid	(1,736,164)	(826,528)

	(2,192,455)	(1,427,364)

Net cash inflow from operating activities	8,265,203	6,002,506

- 52 -

Consolidated Cash Flow Statement (Continued)
For the year ended December 31, 2004

		Year ended December 31,

		2004	2003
	Note	RMB'000	RMB'000

Investing activities
Purchase of property, plant and equipment,
excluding interest capitalized		(8,972,400)	(5,352,771)
Sale of property, plant and equipment		53,864	50,038
Purchase of intangible assets		(81,606)	(17,542)
Purchase of short-term listed investments		(3,405)	(51,067)
Purchase of an unlisted equity investment		-	(10,000)
Investment in a jointly controlled entity		(49,500)	(3,300)
Investment in an associated company	18(b)	(45,000)	-
Sale of long-term unlisted equity investment		-	100
Sale of short-term listed investments		11,441	4,869
Loss on settlement of futures contracts		(30,764)	(41,790)
Interest received		61,540	26,204

Net cash used in investing activities		(9,055,830)	(5,395,259)

Net cash (outflow)inflow before financing		(790,627)	607,247

Financing activities	30

Issue of shares		3,300,648	-
Share issue expenses		(49,998)	-

New loans borrowed		7,302,829	5,631,789
Repayment of amounts borrowed		(5,418,356)	(5,654,603)
		1,884,473	(22,814)
Decrease in bank deposits, pledged		-	46,169
Dividend paid by subsidiaries to minority shareholders		(16,885)	(23,851)
Other contributions by Chinalco* (Note 28(b)(i))		-	85,500
Capital injection by minority shareholders		360,500	80,600
Dividend paid		(1,060,788)	(472,496)

Net cash inflow(outflow) from financing activities		4,417,950	(306,892)

Increase in cash and cash equivalents		3,627,323	300,355
Cash and cash equivalents at beginning of the year		2,596,440	2,296,085

Cash and cash equivalents at end of the year		6,223,763	2,596,440

Analysis of balances of cash and cash equivalents:
Bank balances and cash		6,223,763	2,596,440

* Aluminum Corporation of China (Chinese Characters) ("Chinalco or the holding company")

- 53 -

Notes to the Financial Statements
For the year ended December 31, 2004

1.	Basis of preparation and accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below:

	(a)	Basis of preparation

The consolidated financial statements of Aluminum Corporation of China Limited (Chinese Characters)  ("the Company"), its subsidiaries and jointly controlled entities (together "the Group") have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants("HKICPA"). They have been prepared under the historical cost convention except that short-term investments and futures contracts are stated at fair value and held-to-maturity securities are stated at amortised cost.

HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended December 31, 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

	(b)	Group accounting

(i) Consolidated financial statements

The consolidated financial statements included the results of the Company and its subsidiaries made up to December 31.

Subsidiaries are enterprises in which the Group controls the composition of the Board of Directors, controls more than half of the voting power, holds more than 50 percent of the issued share capital or has power to exercise control over the financial and operating policies. Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

The results of operations of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate, and the share attributable to minority interests is deducted from the net results. Intercompany transactions and balances within the Group are eliminated on consolidation.

In the Company's balance sheet, the investments in subsidiaries are stated at cost to the Company less provision for impairment losses, if any. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

- 54 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

1.	Basis of preparation and accounting policies (Continued)

	(b)	Group accounting (Continued)

		(ii)	Joint ventures

A jointly controlled entity is the result of contractual arrangements whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost to the Company less provision for impairment losses, if any. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

		(iii)	Associated companies

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies. Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

In the Company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

- 55 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

1.	Basis of preparation and accounting policies (Continued)

	(c)	Intangibles

		(i)	Goodwill

Goodwill which represents the excess of purchase consideration over the fair values ascribed to the separable net assets of subsidiaries acquired is recognized as an asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years.

The gain or loss on disposal of an entity includes the unamortized balance of goodwill relating to the entity disposed of.

		(ii)	Mining rights

Mining rights acquired, including exploration costs, are capitalized and stated at cost to the Group less accumulated amortization and accumulated impairment losses, if any. Amortization of mining rights is calculated to write off their cost less accumulated impairment losses on a straight-line basis over their estimated useful lives of no longer than 30 years.

		(iii)	Research and development expenses

Expenditure on research and development are expensed as incurred, except for expenditure on development where the technical feasibilities of the product under development have been demonstrated, expenditure are identifiable and a market exists for the product such that it is probable that it will be profitable. Such expenditure on development are recognized as an asset and amortized on a straight-line basis over the estimated economic useful period to reflect the pattern in which the related economic benefits are recognized.

No expenditure on development was recognized as assets by the Group.

		(iv)	Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down immediately to its recoverable amount.

- 56 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

1.	Basis of preparation and accounting policies (Continued)

	(d)	Property, plant and equipment

		(i)	Tangible property, plant and equipment assets are stated at cost to the Group less accumulated depreciation and accumulated impairment losses.

Tangible property, plant and equipment are depreciated at rates sufficient to write off their cost less accumulated impairment losses to their estimated residual value over their estimated useful lives on a straight-line basis. The estimated useful lives of the respective categories of property, plant and equipment are as follows:

			Buildings	15 to 40 years
			Plant and machinery	10 to 20 years
			Motor vehicles and transportation facilities	6 to 12 years
			Office and other equipment	5 to 10 years

Costs incurred in maintaining property, plant and equipment in their normal working conditions are charged to the profit and loss account. Improvements are capitalized and depreciated over their expected useful lives to the Group.

(ii)

The carrying amounts of long-lived assets are reviewed whenever events or changes in circumstances indicate that the book value of the assets may not be recoverable. An impairment exists when the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured as the higher of net selling price and value in use, calculated based on discounted future pre-tax cash flows related to the asset or the cash generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or group of assets. Estimates of future cash flows include projections of cash inflows from the continuing use of the asset; projections of cash outflows that are necessarily incurred to generate the cash inflows from continuing use of the asset (including cash outflows to prepare the asset for use) and that can be directly attributed, or allocated on a reasonable and consistent basis, to the asset; and net cash flows, if any, to be received (or paid) for the disposal of the asset at the end of its useful life. If there is an indication of impairment, the carrying value of such assets is written down to its recoverable amount.

The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the profit and loss account.

- 57 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

1.	Basis of preparation and accounting policies (Continued)

	(e)	Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost. Cost comprises direct costs of construction as well as capitalized finance costs related to funds borrowed specifically for the purpose of obtaining a qualifying asset less any accumulated impairment losses.

Capitalization of these borrowing costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

	(f)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

The Group did not have any assets under finance leases.

	(g)	Investments in securities

(i) Investment securities

These represent long-term investments in unlisted securities which are stated at cost to the Group less provision for impairment losses. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to the fair value. The amount of the reduction is recognized as an expense in the profit and loss account.

(ii) Trading securities

These represent short-term investments in listed securities that the Group intends to hold for sale and are carried at fair value, which normally represents the market value. At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of the investments are recognized in the profit and loss account. Gains or losses on disposal of short-term investments, representing the difference between the net sales proceeds and the carrying amounts, are recognized in the profit and loss account as they arise.

- 58 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

1.	Basis of preparation and accounting policies (Continued)

	(g)	Investments in securities (Continued)

(iii) Held-to-maturity securities

Held-to-maturity securities are stated in the balance sheet at cost less/plus any discount/premium amortised to date. The discount or premium is amortised over the period to maturity and included as interest expense/income in the profit and loss account. Provision is made when there is a diminution in value other than temporary.

The carrying amounts of individual held-to-maturity securities or holdings of the same securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised in the profit and loss account as an expense immediately.

(iv) Futures contracts

The Group uses futures contracts to reduce its exposure to fluctuations in the price of primary aluminum. Payments for entering into these futures contracts are initially recognized in the balance sheet at cost and are subsequently remeasured at their fair value. Changes in fair value of futures contracts are recognized immediately in the profit and loss account.

The fair value of futures contracts is based on quoted market prices at the balance sheet date.

	(h)	Inventories

Inventories comprise raw materials, work-in-progress, finished goods and production supplies are stated at the lower of cost to the Group and net realizable value. Work-in-progress and finished goods, calculated on the weighted average method, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

	(i)	Accounts and other receivables

Provision is made against accounts and other receivables to the extent which they are considered to be doubtful. Accounts and other receivables in the balance sheet are stated net of such provision.

	(j)	Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with an original maturity of within three months and bank overdrafts.

- 59 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

1.	Basis of preparation and accounting policies (Continued)

	(k)	Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are recognized as income or expenses in the profit and loss account.

	(l)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

	(m)	Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that the outflow becomes probable, it will then be recognized as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognized but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognized.

- 60 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

1.	Basis of preparation and accounting policies (Continued)

	(n)	Taxation

Income taxation charged to the results comprise current and deferred tax. Current income tax is calculated based on the taxable income at the prevailing applicable rates of taxation for the year that is chargeable to tax.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

	(o)	Revenue recognition

Revenue from the sale of goods is recognized on the transfer of risks and rewards of ownership, which occurs at the time when the goods are delivered to customers and title has passed. No amount of revenue is recorded when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Revenue from the provision of services is recognized when the services are rendered.

Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognized when the right to receive payment is established.

- 61 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

1.	Basis of preparation and accounting policies (Continued)

	(p)	Employee benefits

		(i)	Employee leave entitlements

Employee entitlements to annual leave, sick leave, maternity leave and paternity leave, where applicable, are not recognized until the time of leave.

		(ii)	Profit sharing and bonus plans

The expected cost of profit sharing and bonus payments are recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

		(iii)	Retirement obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plans organized by relevant municipal and provincial governments in the PRC. The relevant municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. Contributions to these plans are expensed as incurred.

		(iv)	Housing fund

The Group provides housing fund based on certain percentage of the wages and with no more than the upper limit of the requirement. The housing fund is paid to social security organization, corresponding expenses are expensed or included in the cost of sales for the current year.

	(q)	Borrowing costs

Borrowing costs are charged to the profit and loss account in the year in which they are incurred unless they are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale.

- 62 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

1.	Basis of preparation and accounting policies (Continued)

	(r)	Environmental expenditures

Environmental expenditures mainly include expenditures necessary to complete remediation efforts and expenses related to the handling of waste water, gas and materials. Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Under the PRC law, the Company is required to remediate the area that it mines. The government of the province in which the mine is located prescribes the remediation requirements on the basis of the future intended use of the land and monitors the Company's remediation efforts. Such activities are typically performed concurrently with production. However, remediation efforts at certain mines are expected to commence after 2007 and the Company has established a liability sufficient to meet its remediation obligations. The expenditures necessary to complete remediation efforts are not expected to be material to cash flows or results of operations in any period.

	(s)	Government subsidies

A government subsidy is initially recognized as deferred income, when there is reasonable assurance that the Group will comply with the conditions attaching with it and that the subsidy will be received.

Government subsidies relating to income are recognized as other income in the profit and loss account on a systematic basis to match with the related costs which they are intended to compensate. Subsidies relating to assets are recognized in the financial statements, on a systematic basis over the useful lives of the related assets.

Government subsidies relating to the purchase of fixed assets are included in non-current liabilities as deferred income and are credited to profit and loss account on a straight-line basis over the expected useful lives of the related assets.

	(t)	Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Segment assets consist primarily of intangible assets, fixed assets, inventories, receivables and operating cash, and exclude assets not dedicated to a particular segment (Note 2(ii)). Segment liabilities comprise operating liabilities and exclude liabilities not dedicated to a particular segment (Note 2(iii)). Capital expenditure comprises additions to intangible assets and fixed assets, including additions resulting from acquisitions through purchases of subsidiaries, invests in jointly controlled entities and associated companies.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

- 63 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

2.	Turnover, revenue and segment information

The Group is principally engaged in the production and distribution of alumina and primary aluminum. Revenues recognized are as follows:

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Turnover
Sales of goods, net of value-added tax	32,313,076	23,245,858

Other revenues
Sales of scrap and other materials	339,585	210,128
Supply of electricity, heat, gas and water (Note 34(b))	273,537	266,808
Rendering of services (Note)	33,145	76,680
Interest income	61,540	26,204
Income from unlisted investment securities	351	351

Total other revenues	708,158	580,171

Total revenues	33,021,234	23,826,029

Note:	Rendering of services mainly comprises revenues from the provision of transportation, machinery processing and production design services.

Primary reporting format - business segments

The Group is organized in the People's Republic of China (the "PRC") into two main business segments:

*	Alumina segment - comprising mining and processing of bauxite into alumina and the associated distribution activities.

*	Primary aluminum segment - comprising production of primary aluminum and the associated distribution activities.

In addition, the Group also provides other services.

Activities of the headquarters and other operations of the Group, comprising research and development related to alumina and primary aluminum businesses carried out by Zhengzhou Research Institute and minor production and distribution of alumina hydrate, are grouped under corporate and other services segment.

All inter-segment and inter-plant sales are made at prices approximate to market prices.

- 64 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

2.	Turnover, revenue and segment information(Continued)

Primary reporting format - business segments (Continued)

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Segment results
Turnover
Alumina
External sales	19,223,878	12,327,527
Inter-segment sales	4,226,150	3,131,674

	23,450,028	15,459,201

Primary aluminum
External sales	12,994,082	10,845,603
Corporate and other services
External sales (i)	95,116	72,728
Inter-segment elimination	(4,226,150)	(3,131,674)

Total turnover	32,313,076	23,245,858

Cost of goods sold
Alumina	13,085,754	9,591,954
Primary aluminum	12,501,776	9,883,991
Corporate and other services	81,718	64,982
Inter-segment elimination	(4,205,059)	(3,101,393)

Total cost of goods sold	21,464,189	16,439,534

Gross profit
Alumina	10,364,274	5,867,247
Primary aluminum	492,306	961,612
Corporate and other services	13,398	7,746
Inter-segment elimination	(21,091)	(30,281)

Total gross profit	10,848,887	6,806,324

- 65 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

2.	Turnover, revenue and segment information(Continued)

Primary reporting format - business segments (Continued)

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Segment results (continued)
Other costs, net of other
revenues and other income
Alumina	992,683	757,709
Primary aluminum	524,506	516,375
Corporate and other services	90,304	86,083
Unallocated	281,431	367,677

Total other costs, net of other revenues
and other income	1,888,924	1,727,844

Segment operating profit (loss)
Alumina	9,371,591	5,109,538
Primary aluminum	(32,200)	445,237
Corporate and other services	(76,906)	(78,337)
Unallocated	(281,431)	(367,677)
Inter-segment elimination	(21,091)	(30,281)

Total operating profit	8,959,963	5,078,480
Finance costs	408,992	451,411

Operating profit after finance costs	8,550,971	4,627,069
Share of (loss) profit of jointly controlled entities	(3,953)	1,193

Profit before income taxes	8,547,018	4,628,262
Income taxes	2,079,538	918,862

Profit after income taxes	6,467,480	3,709,400
Minority interests	243,540	157,370

Profit for the year	6,223,940	3,552,030

- 66 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

2.	Turnover, revenue and segment information(Continued)

Primary reporting format - business segments (Continued)

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Capital expenditure
Alumina	4,976,544	3,831,590
Primary aluminum	5,020,548	1,471,539
Corporate and other services	76,841	47,259
Unallocated	208,411	33,030

Total capital expenditure	10,282,344	5,383,418

Depreciation and amortization charged to
the profit and loss account
Alumina	1,628,165	1,316,722
Primary aluminum	685,749	716,611
Corporate and other services	30,764	29,890
Unallocated	26,330	29,224

Total	2,371,008	2,092,447

Impairment losses charged
To the profit and loss account
Alumina	10,902	33,116
Primary aluminum	9,325	41,369

Total	20,227	74,485

- 67 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

2.	Turnover, revenue and segment information(Continued)

Primary reporting format - business segments (Continued)

	As of December 31,

	2004	2003
	RMB'000	RMB'000

Segment assets
Alumina	29,320,908	21,824,989
Primary aluminum	15,638,825	9,795,912
Corporate and other services	4,317,420	1,979,357
Unallocated (ii)	452,571	2,049,685

	49,729,724	35,649,943
Inter-segment elimination	(749,361)	(571,648)

Total assets	48,980,363	35,078,295

Segment liabilities
Alumina	10,106,946	8,280,529
Primary aluminum	6,016,499	2,314,226
Corporate and other services	718,356	2,351,653
Unallocated (iii)	4,492,697	3,309,266

	21,334,498	16,255,674
Inter-segment elimination	(749,361)	(571,648)

Total liabilities	20,585,137	15,684,026

- 68 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

2.	Turnover, revenue and segment information(Continued)

Primary reporting format - business segments (Continued)

(i) Sales of the corporate and other services segment mainly represent the sale of alumina by Zhengzhou Research Institute.

(ii)

Unallocated assets, which represent assets not dedicated to a particular segment, consist primarily of cash and cash equivalents except operating cash, investments, deferred tax assets, other receivables and non-operating Property, plant and equipment.

(iii) Unallocated liabilities, which represent liabilities not dedicated to a particular segment, consist primarily of short-term and long-term loans, taxation payable and other liabilities.

Secondary reporting format - geographical segments

The operations of the Group are principally carried out in the PRC and the related assets are located there.

3.	Expenses related to other revenues

Expenses related to other revenues mainly include the cost of scrap and other materials sold and costs incurred in the supply of electricity, heat, gas and water (Note 34(b)).

4.	Selling and distribution expenses

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Transportation and loading	313,692	271,398
Packaging expenses	193,968	157,173
Miscellaneous port expenses	38,321	39,315
Salaries and welfare expenses	27,179	28,543
Sales commission and other handling fee	15,922	13,762
Others	58,450	39,241

	647,532	549,432

- 69 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

5.	General and administrative expenses

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Salaries and welfare expenses	393,777	362,887
Taxes other than income taxes (Note)	327,978	233,213
Depreciation - non production property, plant and equipment	71,295	71,016
Traveling and entertainment	68,115	50,846
Utilities and office supplies	43,588	41,524
Insurance	37,096	23,657
Amortization of goodwill (Note 15)	24,648	24,648
Repairs and maintenance	19,431	23,189
Auditors' remuneration
- audit fees	18,334	17,831
- audit related fees	500	-
- other fees	1,197	-
Loss on disposal of property, plant and equipment - non production facilities	-	24,095
(Write-back of provision) provision for doubtful
debts and bad debts written off, net	(1,837)	7,231
Others	216,780	167,324

	1,220,902	1,047,461

Note:

Taxes other than income taxes mainly comprise land use tax, city construction tax and education surcharge. City construction tax and education surcharge are levied on an entity based on its total amount of consumption tax, value-added tax and business tax payable which are actually paid.

- 70 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

6.	Other expenses, net

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Other income:
Exchange gain, net (Note (b))	10,852	-
Interest waived (Note (a))	9,777	44,476
Government subsidies	4,512	6,492
Realized gain on short-term investments	403	-

	25,544	50,968

Other expenses:
Loss on futures contracts
- realized	20,520	54,970
- unrealized	4,972	10,244
Penalties, fines and compensations	2,518	84
Unrealized loss on short-term investments	917	2,979
Exchange loss, net (Note (b))	-	8,234

	28,927	76,511

Other expenses, net	3,383	25,543

(a)

In 2004, the gain was related to an interest waiver arrangement made between the Company and a financial institution for full settlement of the outstanding loans of RMB15.95 million and the related interest payable was waived. In 2003, the gain was related to an interest waiver arrangement made between the Company and China Construction Bank for full settlement of the outstanding loans and the related interest payable of RMB99.48 million by the payment by the Company of a lump sum of RMB55.00 million during the year.

(b)

The net exchange gain for the year ended December 31, 2004 was mainly related to foreign currency deposits. The net exchange loss for the year ended December 31, 2003 was mainly related to foreign currency borrowings.

- 71 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

7.	Directors', Supervisors and senior management's remuneration

	(a)	Directors' and Supervisors' remuneration

The aggregate amounts of remuneration payable to Directors and Supervisors of the Company during the year are as follows:

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Fees	863	877
Basic salaries, housing allowances,
other allowances and benefits in kind	3,303	2,356
Discretionary bonus	2,200	2,200
Contributions to the retirement scheme	56	67

	6,422	5,500

The remuneration of the Directors and Supervisors fell within the following bands:

	Number of Directors and Supervisors
	Year ended December 31,

	2004	2003

Nil - RMB1,000,000	16	11
RMB1,000,001 - RMB2,000,000	-	1

Directors' fees disclosed above included RMB563,479 (2003: RMB264,871) which were in respect of amounts payable to the two (2003: two) independent non-executive Directors. No emoluments was payable to an independent non-executive director who was appointed during the year ended December 31, 2004.

No Directors or Supervisors of the Company waived any remuneration during the respective years.

- 72 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

7.	Directors', Supervisors and senior management's remuneration (Continued)

	(b)	Five highest paid individuals

The five individuals whose remuneration were the highest in the Group were as follows:

	Number of individuals
	Year ended December 31,

	2004	2003

Directors and Supervisors	3	3
Senior management	2	2

Details of remuneration of senior management amongst the five highest paid individuals are as follows:

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Basic salaries, housing allowances,
other allowances and benefits in kind	979	782
Discretionary bonus	393	544
Contributions to the retirement scheme	20	25

	1,392	1,351

- 73 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

8.	Staff costs

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Wages, salaries and bonus	2,285,941	1,993,282
Housing fund	139,532	138,433
Contributions to retirement schemes (Note (a))	344,391	315,221
Discretionary bonus	12,000	12,000
Welfare and other expenses (Note (b))	531,996	441,022

	3,313,860	2,899,958

(a)

The employees of the Group participate in various retirement benefit schemes organized by the relevant provincial and municipal governments under which the Group was required to make monthly defined contributions to these plans at rates ranging from 15% to 25% of the employees' basic wages / salaries for the respective years. The Group's contributions to these defined contribution schemes are expensed as incurred and are not reduced by forfeited contributions. The assets of these schemes, which are operated by the respective governments, are held separately from the Company and its subsidiaries.

(b)

Welfare and other expenses, including welfare, staff committee expenses, education expenses, unemployment insurance expenses, are accrued based on 14% of the wages / salaries and recognized in the profit and loss account.

	(c)	Staff costs include remuneration payable to Directors, Supervisors and senior management as set out in Note 7.

9.	Expenses charged (written-back) to the profit and loss account

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Depreciation	2,312,540	2,043,983
Operating lease rentals in
respect of land and buildings	217,151	154,363
Loss on disposal of property, plant and equipment (Note)	43,740	160,823
Amortization of mining rights (Note 15)	33,820	23,816
Provision (write-back of provision) for obsolete inventories	39,591	(15,223)

Note:

Loss on disposal of property, plant and equipment for the year ended December 31, 2003 included loss on the dismantling of certain aged production equipment to carry out technology renovation to the production line and equipment of the Company's Guizhou branch and loss on disposal of other non-production facilities.

- 74 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

10.	Finance costs

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Interest on bank loans	518,481	509,598
Interest on loans from other financial institutions
wholly repayable within five years	1,436	9,818

Total finance costs incurred	519,917	519,416
Less: amount capitalized in
construction in progress	(110,925)	(68,005)

	408,992	451,411

Interest rates per annum at which
finance costs were capitalized	4.9% to 5.8%	4.9% to 5.6%

11.	Taxation

	(a)	The amount of taxation charged to the profit and loss account represents:

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Current taxation:
PRC income tax	2,271,195	1,075,255
Over provision in prior years	(21,165)	(53,107)
Deferred tax	(170,492)	(104,144)

	2,079,538	918,004
Share of income tax attributable to
jointly controlled entities	-	858

	2,079,538	918,862

- 75 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

11.	Taxation (Continued)

(b)

Pursuant to "Guo Ban Fa 2001 No.73" dated September 29, 2001 issued by the State Council of the PRC and approved by the respective local tax authorities in late 2002, three branches and a subsidiary of the Company located in the western region of China (namely Guangxi branch, Qinghai branch, Guizhou branch and China Aluminum Qinghai International Trading Corp., Ltd.  (chinese characters)) were granted a tax concession to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations in specified regions with retroactive effect from January 1, 2001 for a ten-year period to December 31, 2010 as long as these branches and the subsidiary continue to engage in qualified operations in their respective regions.

A subsidiary in Shandong is taxed at a preferential rate of 15% since January 1, 2000 as it is classified as a "high-tech" enterprise in its province for tax purpose. During the year, pursuant to "Guo Shui Han 2004 No.319" issued by the Shandong Province Tax Bureau of the PRC, this subsidiary is taxed at 33% since January 1, 2004.

A subsidiary of the Company, Chalco Western Qinghai Int'l Trading Co., Ltd.  ("Western Trading"), located in Xining Economic and Technology Developing District had registered and commenced business in October 2003. Pursuant to Qinghai Province Development of Western Region Policy (Qing Zheng 2003 No.35), starting from the commencement of its business, Western Trading was exempted from PRC income taxe for the first 5 years and at a preferential rate of 15% for the years after. In July 2004, the exemption of PRC income tax amounting to RMB21,165,000 for the year ended December 31, 2003 was approved by the Qinghai Province Tax Bureau and the whole amount has been written-back in the current year.

Pursuant to the Statement on Supporting Fund for Development of Enterprises issued by the local government of Caolu Town, Pudong New Areas, Shanghai, Chalco Kelin Aluminum of Shanghai Co., Ltd., a subsidiary of the Company, was exempted from PRC income tax for the first year and at a preferential rate of 15% for the two years after. As approved by the State Tax Bureau and local tax bureau of Shanghai Pudong New Area, this subsidiary was exempted from enterprise income tax for 2003 and was taxed at an income tax rate of 15% in 2004 and 2005.

The current PRC income taxes of the Company, its subsidiaries and jointly controlled entities have been provided at the basic tax rate of 33% on the assessable profits for the respective years, except for those related to the above operations in the Group.

- 76 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

11.	Taxation (Continued)

	(c)	The tax on the Group's profit before income tax differs from the expected amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Profit before income tax	8,547,018	4,628,262

Tax calculated at a tax rate of 33%	2,820,516	1,527,327
Deferred tax benefit arising from tax
losses not recognized	3,750	2,704
Income not subject to tax	(47,592)	(60,094)
Expenses not deductible for tax purposes	79,262	47,594
Utilization of prior years'
unrecognized tax losses (Note (i))	(26,624)	(142,288)
Differential tax rates on the profit of certain
branches and subsidiaries	(519,688)	(339,728)
Tax credit for capital expenditure (Note (ii))	(208,921)	(63,546)
Over provision in prior years (Note (b))	(21,165)	(53,107)

Tax charge	2,079,538	918,862

(i)

Prior to the group reorganization of Chinalco, which took place in 2001 for the purposes of the incorporation of the Company ("the group reorganization"), the various assets, liabilities and interests related to the alumina and primary aluminum business transferred from the promoters pursuant to the group reorganization (collectively the "Core Units") now comprising the Group were separate independent entities for tax reporting and filing purposes. Certain of these Core Units had incurred tax losses in previous years which were not recognized as deferred tax assets in prior years' financial statements as the Company was then awaiting the final agreement by the relevant tax authorities regarding the use of such tax losses.

In March 2004, the resulting deferred tax benefit arising from these tax losses of approximately RMB142 million has been recognized in the financial statements and utilized as a tax deductible item for the 2003 PRC income tax filing following the approval by the State Tax Bureau of the PRC (the "STB") in Beijing regarding the use of such tax losses.

(ii)	This primarily represents incentive in the form of tax credit given by the relevant tax authorities in respect of production plant and equipment purchased in the domestic market.

(iii)

In February 2004, a notice ("Guo Shui Han 2004 No. 261") was issued by the STB clarifying the tax matters in relation to the group reorganization of Chinalco. Pursuant to the notice, where the income tax of the Core Units for the year ended December 31, 2001 was paid through Chinalco, the tax provision based on the profits of the Core Units that are in excess of the actual tax amount paid by Chinalco based on the combined tax filing of Chinalco should be the entitlement of Chinalco. Accordingly, the tax difference was accounted for by the Company in accordance with the provision of the notice.

- 77 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

11.	Taxation (Continued)

	(d)	Deferred income tax is calculated in full on temporary differences under the liability method using the respective applicable rates.

The movements in the deferred tax balances are as follows:

	Group

	Provision for receivable and inventories		Impairment of property, plant and equipment		Accrued wages		Others		Total

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1,	33,761	29,258	37,060	-	61,775	-	4,282	3,476	136,878	32,734

Transfer from profit and loss account	26,920	4,503	9,842	37,060	121,015	61,775	12,715	806	170,492	104,144

As of December 31,	60,681	33,761	46,902	37,060	182,790	61,775	16,997	4,282	307,370	136,878

	Company

	Provision for receivable and inventories		Impairment of property, plant and equipment		Accrued wages		Others		Total

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1,	29,904	17,398	34,189	-	50,938	-	3,770	6,671	118,801	24,069

Transfer from (to) profit and loss account	17,263	12,506	2,018	34,189	115,710	50,938	9,538	(2,901)	144,529	94,732

As of December 31,	47,167	29,904	36,207	34,189	166,648	50,938	13,308	3,770	263,330	118,801

The temporary differences associated with the Group's certain underlying investments in subsidiaries amounted to approximately RMB81,880,000 as of 31 December 2004 (2003: RMB90,374,000) for which deferred tax liabilities have not been recognized, as such amount will not be reversed in the foreseeable future.

- 78 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

12.	Profit for the year

The consolidated profit for the year and the respective amounts dealt with in the financial statements of the Company are as follows:

	Year ended December 31,

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Profit for the year	6,223,940	3,552,030	5,560,113	3,057,953

13.	Dividend

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Final, proposed, of RMB0.176 per share on 11,049,876,153 total outstanding shares as of March 28, 2005 (As of March 29, 2004: RMB0.096 per share on 10,499,900,153 total outstanding shares as of December 31, 2004) (Note 28(a))	1,944,778	1,060,788

The proposed final dividend for the year ended December 31, 2004 was declared at the Board meeting held on March 28, 2005. This proposed dividend is not reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2005.

- 79 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

14.	Earnings per share

The calculation of basic earnings per share is based on the Group's profit for the year ended December 31, 2004 of RMB6,223,940,000 (2003: RMB3,552,030,000) and the weighted average number of 11,040,835,452 shares (2003: 10,499,900,153 shares) in issue during the year.

As there are no dilutive securities, there is no difference between basic and diluted earnings per share.

15.	Intangible assets

	Group and Company

	Goodwill	Mining rights	Total
	RMB'000	RMB'000	RMB'000

As of January 1, 2004	431,334	274,681	706,015
Additions	-	81,606	81,606
Amortization charge for the year (Note 5)	(24,648)	(33,820)	(58,468)

As of December 31, 2004	406,686	322,467	729,153

As of December 31, 2004
Cost	492,954	404,329	897,283
Accumulated amortization	(86,268)	(81,862)	(168,130)

Net book amount	406,686	322,467	729,153

As of December 31, 2003
Cost	492,954	322,723	815,677
Accumulated amortization	(61,620)	(48,042)	(109,662)

Net book amount	431,334	274,681	706,015

- 80 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

16.	Property, plant and equipment

	Group

	Construction in progress	Buildings	Plant and machinery	Motor vehicles and transportation facilities	Office and other equipment	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Cost
As of January 1, 2004	5,067,754	12,716,189	23,163,034	963,868	208,827	42,119,672
Additions	10,190,116	44,641	19,646	10,379	17,562	10,282,344
Transfers	(4,632,259)	906,242	3,477,081	192,979	55,957	-
Disposals	-	(18,987)	(272,572)	(115,504)	(7,916)	(414,979)

As of December 31, 2004	10,625,611	13,648,085	26,387,189	1,051,722	274,430	51,987,037

Accumulated depreciation and impairment
As of January 1, 2004	10,420	4,244,350	11,635,503	584,538	90,664	16,565,475
Charge for the year	-	453,425	1,656,016	100,579	44,115	2,254,135
Impairment loss	10,902	5,646	3,651	28	-	20,227
Transfers	-	(12,378)	7,027	(400)	5,751	-
Disposals	-	(12,834)	(198,545)	(98,535)	(7,461)	(317,375)

As of December 31, 2004	21,322	4,678,209	13,103,652	586,210	133,069	18,522,462

Net book value
As of December 31, 2004	10,604,289	8,969,876	13,283,537	465,512	141,361	33,464,575

As of December 31, 2003	5,057,334	8,471,839	11,527,531	379,330	118,163	25,554,197

- 81 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

16.	Property, plant and equipment (Continued)

	Company

	Construction in progress	Buildings	Plant and machinery	Motor vehicles and transportation facilities	Office and other equipment	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Cost
As of January 1, 2004	4,233,837	11,859,292	21,010,050	934,580	180,666	38,218,425
Additions	6,229,486	6,004	16,175	8,297	9,207	6,269,169
Transfers	(4,072,156)	777,024	3,052,798	182,897	59,437	-
Disposals	-	(18,234)	(231,427)	(110,594)	(7,595)	(367,850)

As of December 31, 2004	6,391,167	12,624,086	23,847,596	1,015,180	241,715	44,119,744

Accumulated depreciation and impairment
As of January 1, 2004	10,420	4,009,950	10,834,909	573,973	87,465	15,516,717
Charge for the year	-	416,365	1,504,447	96,693	36,081	2,053,586
Impairment loss	10,902	295	9,002	28	-	20,227
Transfers	-	(9,915)	5,234	(400)	5,081	-
Disposals	-	(10,938)	(191,787)	(96,432)	(7,160)	(306,317)

As of December 31, 2004	21,322	4,405,757	12,161,805	573,862	121,467	17,284,213

Net book value
As of December 31, 2004	6,369,845	8,218,329	11,685,791	441,318	120,248	26,835,531

As of December 31, 2003	4,223,417	7,849,342	10,175,141	360,607	93,201	22,701,708

All the buildings of the Group and of the Company are located in the PRC on land with operating lease period of 48 years from Chinalco (Note 32(b)).

As of December 31, 2003 and 2004, no property, plant and equipment were pledged as security.

- 82 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

17.	Investments in subsidiaries

	Company

	2004	2003
	RMB'000	RMB'000

Investments at cost:
Unlisted securities	897,200	317,800
Shares listed in the PRC	965,196	965,196

	1,862,396	1,282,996

Shares listed in the PRC are in respect of legal person shares in Shandong Aluminum Industry Co., Ltd.(chinese characters). The total market value of such listed shares as of December 31, 2004 was approximately RMB5,044,800,000 (2003: RMB9,990,400,000).

The following is a list of the principal subsidiaries as of December 31, 2004:

	Place of			Equity
	incorporation		Particulars of	interest	Principal
Name	and operation	Legal status	issued capital	held	activities

Shandong Aluminum Industry Co., Ltd. (chinese characters)	PRC	Joint stock company with limited liability listed on the Shanghai Stock Exchange	672,000,000 A shares of RMB1 each	71.4%	Manufacture and distribution of alumina and primary aluminum

Shandong Hengcheng Machinery Works (chinese characters)	PRC	* (Note)	Paid up capital of RMB14,087,000	100%	Manufacture of mechanical equipment

Shanxi Longmen Aluminum Co., Ltd. (chinese characters)	PRC	Company with limited liability	Paid up capital of RMB40,000,000	55%	Manufacture and distribution of primary aluminum

Zibo Shengye Science Industrial Trading Co., Ltd. (chinese characters)	PRC	Company with limited liability	Paid up capital of RMB2,134,000	100% (of which 43% is held indirectly)	Manufacture, installation and repair of testers

The Design Institute of Shandong Aluminum Corporation (chinese characters)	PRC	* (Note)	Paid up capital of RMB3,003,000	100%	Design of production process and provision of technical consulting services

- 83 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

17.	Investments in subsidiaries (Continued)

	Place of			Equity
	incorporation		Particulars of	interest	Principal
Name	and operation	Legal status	issued capital	held	activities

Zibo Wancheng Industrial Trading Co., Ltd. (chinese characters)	PRC	Company with limited liability	Paid up capital of RMB13,870,000	100%	Provision of repair and maintenance services for electrical plant and machinery

Zhengzhou Hicer Hitech Ceramics Co., Ltd. (chinese characters)	PRC	Company with limited liability	Paid up capital of RMB5,000,000	80%	Manufacture and distribution of ceramic products

Zibo Kaipeng HI-tech and Industrial Trading Co., Ltd. (chinese characters)	PRC	Company with limited liability	Paid up capital of RMB922,000	100% (of which 32.5% is held indirectly)	Design of manufacturing automated systems

Hejing Hedong Carbon Plant (chinese characters)	PRC	**(Note)	Paid up capital of RMB1,750,000	72.6%	Manufacture and distribution of electrode

China Aluminum International Trading Co., Ltd. (chinese characters)	PRC	Company with limited liability	Paid up capital of RMB100,000,000	100%	Import and export activities

Shandong Aluminum Electronic Technology Co., Ltd (chinese characters)	PRC	Company with limited liability	Paid up capital of RMB20,000,000	75%	Manufacture and distribution of electronic products

Research & Design Institute Great Wall Aluminum Corporation (chinese characters)	PRC	* (Note)	Paid up capital of RMB2,000,000	100%	Design of production process and provision of technical consulting services

Shanxi Huazhe Aluminum and Electicity Co., Ltd. (chinese characters)	PRC	Company with limited liability	Paid up capital of RMB200,000,000	60%	Maufacture and trading of primary aluminum products, and the generation of electricity

China Aluminum Qinghai International Trading Corp., Ltd (chinese characters)	PRC	Company with limited liability	Paid up capital of RMB6,000,000	90% (held indirectly)	Import and export activities

- 84 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

17.	Investments in subsidiaries (Continued)

	Place of			Equity
	incorporation		Particulars of	interest	Principal
Name	and operation	Legal status	issued capital	held	activities

Chalco Foshan Trading Co., Ltd (chinese characters)	PRC	Company with limited liability	Paid up capital of RMB10,000,000	99% (held indirectly)	Trading of alumina and primary aluminum products

Chalco Chongqing Trading Co., Ltd (chinese characters)	PRC	Company with limited liability	Paid up capital of RMB3,000,000	99.5% (held indirectly)	Trading of alumina and primary aluminum products

China Alumimun International Shipping and Forwarding (Beijing) Corp., Ltd (chinese characters)	PRC	Company with limited liability	Paid up capital of RMB6,000,000	98% (held indirectly)	Transportation services
Chalco Kelin Aluminum of Shanghai Co., Ltd (chinese characters)	PRC	Company with limited liability	Paid up capital of RMB3,000,000	99% (held indirectly)	Trading of alumina and primary aluminum products

Chalco Western Qinghai Int'l Trading Co., Ltd. (chinese characters)	PRC	Company with limited liability	Paid up capital of RMB6,000,000	90% (held indirectly)	Import and export activities

Shanxi Huatai Coal Co., Ltd. (chinese characters)	PRC	Company with limited liability	Paid up capital of RMB42,000,000	98.81% (5% held indirectly)	Production and distribution of coal related products

Aluminum Corporation of China (Hong Kong) Ltd. (chinese characters)	HK	Company with limited liability	Paid up capital of HKD20	100% (held indirectly)	Trading of alumina and primary aluminum products

Note:

As of December 31, 2004, the legal status of these subsidiaries was either "state-owned enterprise (marked with *)  " or "collectively-owned enterprise (marked with **)  ", respectively. The Company is in the process of rectifying the legal status of these subsidiaries which have been consolidated into the Group's financial statements as the Directors are of the opinion that these enterprises meet the criteria of being a subsidiary.

The English names of the above subsidiaries are direct translations of their names in Chinese.

- 85 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

18.	Interests/investments in jointly controlled entities/ an associated company

	(a)	Interests/investments in jointly controlled entities

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Unlisted equity investment, at cost	-	-	70,669	21,169
Share of net assets	66,877	21,330	-	-

	66,877	21,330	70,669	21,169

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity Interests held	Principal activities

Shanxi JinXin Aluminum Co., Ltd. (chinese characters)	PRC	Company with limited liability	Paid up capital of RMB20,000,000	50%	Production and distribution of primary aluminum

Guangxi Guixi Huayin Aluminum Co. Ltd. (chinese characters)	PRC	Company with limited liability	Paid up capital of RMB10,000,000	33%	Production and distribution of alumina

(b)	Interest/investment in an associated company

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Investment in an associated company, at cost	-	-	45,000	-
Share of net assets	45,000	-	-	-

	45,000	-	45,000	-

- 86 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

18.	Interests/investments in jointly controlled entities/ an associated company(Continued)

(b) Interest/investment in an associated company (Continued)

This represents investment in Jiaozuo Coal Group Zhaogu (Xinxiang) Energy Corporation Co. Ltd.  (chinese characters), which was set up between the Company and Jiaozuo Coal (Group) Co., Ltd.  (chinese characters), on May 15, 2004. The Company has invested RMB 45,000,000 and has a 30% equity interest in this associated company. The principal activity of the associated company is the organization of coal production project in Henan. As of December 31, 2004, this associated company was still at the establishment stage.

19.	Investments in securities

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Unlisted equity investments, at cost (Note (a))	10,800	10,800	-	-
Unlisted held-to-maturity securities (Note (b))	-	10,509	-	10,509

	10,800	21,309	-	10,509

Unlisted held-to-maturity securities
- mature within 1 year (Note b)	10,860	-	10,860	-

Note:

(a)	Unlisted equity investments are investments in shares of fellow subsidiaries.

(b)	Held-to-maturity securities are stated in the balance sheet at cost less/plus any discount/premium amortised to date. The debt securities mature on July 23, 2005.

- 87 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

20.	Inventories

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Raw materials	2,161,964	1,080,058	1,904,806	830,826
Work in progress	1,578,971	1,492,592	1,359,986	1,263,597
Finished goods	987,603	1,031,064	497,173	544,461
Production supplies	503,369	522,104	500,194	518,656

	5,231,907	4,125,818	4,262,159	3,157,540

As of December 31, 2004, included in inventories of the Group and of the Company were inventories stated at the net realizable values as follows:

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Costs	573,033	368,941	402,235	246,677
Less: Provision for obsolete inventories	(73,508)	(33,917)	(68,061)	(27,815)

Net realizable values	499,525	335,024	334,174	218,862

21.	Accounts receivable, net

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Trade receivables (Note (a))	262,627	384,992	191,669	228,543
Bills receivable (Note (b))	1,524,195	402,899	1,110,911	295,731

	1,786,822	787,891	1,302,580	524,274

- 88 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

21.	Accounts receivable, net (Continued)

	(a)	Trade receivables

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Gross trade receivables	567,864	721,943	437,241	494,731
Less: Provision for doubtful accounts	(305,237)	(336,951)	(245,572)	(266,188)

	262,627	384,992	191,669	228,543

The Group performs periodic credit evaluation on its customers and different credit policies are adopted for individual customers accordingly.

Certain of the Group's sales were made on the basis of advance payment or documents against payment. Subject to negotiation, a credit period, which may be extended for up to one year, may be granted in respect of sales to large or long-established customers.

As of December 31, 2004, the aging analysis of trade receivables, net of provision made, was as follows:

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Within 1 month	162,331	163,065	119,167	81,746
Between 2 and 6 months	32,763	111,614	17,332	61,896
Between 7 and 12 months	18,838	27,764	13,800	15,313
Between 1 and 2 years	37,065	53,895	32,465	49,221
Over 2 years	11,630	28,654	8,905	20,367

	262,627	384,992	191,669	228,543

(b)	Bills receivable are bills of exchange with maturity dates of within six months.

- 89 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

22.	Due from related parties

The amounts due from related parties can be analyzed as follows:

	Trade

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Fellow subsidiaries	122,134	71,108	109,385	64,655
Subsidiaries	-	-	327,862	244,840
Jointly controlled entities	-	13	-	-
Other related parties	56,171	71,490	55,617	71,490

	178,305	142,611	492,864	380,985

	Others

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Holding company	-	3,539	-	3,539
Fellow subsidiaries	242,735	289,528	239,484	285,242
Subsidiaries	-	-	195,881	156,886
Jointly controlled entities	17,618	15,990	17,618	15,990
Other related parties	-	830	-	830

	260,353	309,887	452,983	462,487

- 90 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

22.	Due from related parties (Continued)

	Total

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Holding company	-	3,539	-	3,539
Fellow subsidiaries	364,869	360,636	348,869	349,897
Subsidiaries	-	-	523,743	401,726
Jointly controlled entities	17,618	16,003	17,618	15,990
Other related parties	56,171	72,320	55,617	72,320

	438,658	452,498	945,847	843,472

As of December 31, 2004, the aging analysis of amounts due from related parties, which are trading in nature, was as follows:

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Within 1 month	55,927	12,080	362,074	235,792
Between 2 and 6 months	8,428	6,946	6,435	5,586
Between 7 and 12 months	8,010	48,058	9,510	47,630
Between 1 and 2 years	44,195	5,778	53,107	22,082
Over 2 years	61,745	69,749	61,738	69,895

	178,305	142,611	492,864	380,985

Amounts due from the holding company, fellow subsidiaries, the jointly controlled entities and other related parties are unsecured, non-interest bearing and are repayable on demand. On March 28, 2005, the Group and the holding company has mutually agreed that all the balances aged over one year as of December 31, 2004 will be settled within five years.

- 91 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

23.	Other current assets

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Purchase deposits to suppliers	353,777	301,845	138,649	136,922
Other deposits and prepayments	118,462	158,943	58,397	102,892
Value-added tax recoverable	6,595	7,072	1,366	2,709
Short-term listed investments,
at fair value (Note(a))	41,530	50,080	-	-
Other receivables (Note(b))	144,214	157,979	100,214	94,604

	664,578	675,919	298,626	337,127

Notes:

(a)	As of December 31, 2004, short-term listed investments primarily represented PRC treasury bonds held at fair value.

(b)

As of December 31, 2004, the balances of the Group and of the Company were stated net of provision for doubtful receivables of RMB164,523,000 (2003: RMB169,646,000) and RMB164,077,000 (2003: RMB169,058,000), respectively.

24.	Cash and cash equivalents

As of December 31, 2004 and December 31, 2003, the Group and the Company do not have any pledged cash at bank.
	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Renminbi (Note)	5,763,753	2,310,247	4,900,076	1,754,956
Other foreign currency deposits	460,010	286,193	460,010	286,193

	6,223,763	2,596,440	5,360,086	2,041,149

Note:

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in material difference between future exchange rate and the current exchange rate or historical exchange rate. The Group believes that it is able to obtain sufficient foreign exchange for the performance of its relevant obligations.

- 92 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

25.	Accounts payable

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Trade payables (Note (a))	1,919,330	1,441,175	1,672,667	1,135,833
Bills payable (Note (b))	49,093	426,491	12,000	223,491

	1,968,423	1,867,666	1,684,667	1,359,324

(a)	Trade payables

As of December 31, 2004, the aging analysis of trade payables was as follows:

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Within 1 month	1,280,298	1,071,310	1,084,876	860,698
Between 2 and 6 months	479,408	241,040	444,230	169,536
Between 7 and 12 months	71,739	46,504	63,181	38,373
Between 1 and 2 years	21,739	34,689	19,798	24,087
Between 2 and 3 years	9,916	10,550	7,844	8,591
Over 3 years	56,230	37,082	52,738	34,548

	1,919,330	1,441,175	1,672,667	1,135,833

(b)	Bills payable are repayable within six months.

- 93 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

26.	Due to related parties

The amounts due to related parties can be analyzed as follows:

	Trade

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Fellow subsidiaries	79,408	60,443	67,376	47,727
Subsidiaries	-	-	41,300	23,130
Other related parties	-	10,816	-	10,816

	79,408	71,259	108,676	81,673

	Others

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Fellow subsidiaries	556,204	315,340	407,295	294,967
Subsidiaries	-	-	921,680	194,718
Jointly controlled entities	603	-	603	-
Other related parties	-	1,265	-	1,265

	556,807	316,605	1,329,578	490,950

	Total

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Fellow subsidiaries	635,612	375,783	474,671	342,694
Subsidiaries	-	-	962,980	217,848
Jointly controlled entities	603	-	603	-
Other related parties	-	12,081	-	12,081

	636,215	387,864	1,438,254	572,623

- 94 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

26.	Due to related parties (Continued)

As of December 31, 2004, the aging analysis of amounts due to related parties, which are trading in nature, was as follows:

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Within 1 month	65,163	61,155	96,344	74,238
Between 2 and 6 months	11,978	8,570	11,060	7,156
Between 7 and 12 months	1,243	48	1,196	29
Over 1 year	1,024	1,486	76	250

	79,408	71,259	108,676	81,673

Other payables to fellow subsidiaries and other related parties are unsecured, non-interest bearing and are repayable on demand.

27.	Other payables and accruals

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Accrued construction costs	1,587,818	763,095	901,613	734,112
Sales deposits from customers	1,507,443	696,678	1,135,061	541,437
Accrued payroll and bonus	745,200	412,727	692,910	335,752
Taxes other than income taxes payable (Note)	517,148	279,358	496,290	273,944
Staff welfare payable	287,396	275,641	268,024	255,780
Accrued contributions to retirement schemes	31,006	40,507	27,527	38,201
Interest payable	20,651	29,574	17,318	25,979
Other accruals	291,098	336,516	252,159	321,347

	4,987,760	2,834,096	3,790,902	2,526,552

Note:	Taxes other than income taxes payable mainly comprise accrual for value-added tax, land use tax, city construction tax and education surcharge payables.

- 95 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

28.	Issued capital and reserves

	(a)	Share capital

	Company

	2004	2003
	RMB'000	RMB'000

Registered, issued and fully paid:
11,049,876,153 (2003: 10,499,900,153)
shares of RMB1.00 each	11,049,876	10,499,900

In January 2004, pursuant to a placing agreement between the Company and a placing agent, the Company issued an aggregate of 549,976,000 new H shares of RMB1.00 each to certain independent professional and institutional investors at a price of HK$5.658 per H share on a fully underwritten basis ("the Placing"). The net proceeds to the Company from the Placing amounted to approximately RMB3.2 billion of which, approximately RMB2,000 million will be used to fund the alumina expansion project in the Company's Shanxi branch. The Directors plan to use the balance of the net proceeds for the funding of any possible acquisitions of domestic primary aluminum projects.

As of December 31, 2004 the registered, issued and fully paid share capital of the Company has been increased to RMB11,049,876,153, divided into 11,049,876,153 shares of par value of RMB1.00 per share, comprising 7,750,010,185 domestic shares and 3,299,865,968 H shares.

As of December 31, 2003 the registered, issued and fully paid capital of the Company were RMB10,499,900,153, consisting of 7,750,010,185 domestic shares and 2,749,889,968 H shares of par value of RMB1.00 per share.

- 96 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

28.	Issued capital and reserves (Continued)

	(b)	Reserves

For the year ended December 31, 2004

	Company

		Statutory	Statutory
	Capital	surplus	public	Retained
	reserve	reserve	welfare fund	earnings
	(Note (b)(i))	(Note (b)(ii))	(Note (b)(iii))	(Note (b)(iv))	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2004	3,493,594	518,921	518,921	3,146,709	7,678,145
Issue of shares	2,750,672	-	-	-	2,750,672
Share issue expenses	(49,998)	-	-	-	(49,998)

Profit for the year	-	-	-	5,560,113	5,560,113
Transfer to
- capital reserve	9,777	-	-	(9,777)	-
- statutory surplus reserve	-	606,636	-	(606,636)	-
- statutory public welfare fund	-	-	606,636	(606,636)	-
Dividend paid	-	-	-	(1,060,788)	(1,060,788)

As of December 31, 2004	6,204,045	1,125,557	1,125,557	6,422,985	14,878,144

Retained earnings represented by:
2004 final dividend proposed				1,944,778
Unappropriated retained earnings				4,478,207

Retained earnings as of
December 31, 2004				6,422,985

- 97 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

28.	Issued capital and reserves (Continued)

	(b)	Reserves (Continued)

For the year ended December 31, 2003

	Company

		Statutory	Statutory
	Capital	surplus	public	Retained
	reserve	reserve	welfare fund	earnings
	(Note (b)(i))	(Note (b)(ii))	(Note (b)(iii))	(Note (b)(iv))	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2003	3,310,258	180,128	180,128	1,283,314	4,953,828
Profit for the year	-	-	-	3,057,953	3,057,953
Transfer to
- capital reserves	44,476	-	-	(44,476)	-
- statutory surplus reserve	-	338,793	-	(338,793)	-
- statutory public welfare fund	-	-	338,793	(338,793)	-
Dividend paid	-	-	-	(472,496)	(472,496)
Other reserve (Note (b)(i))	138,860	-	-	-	138,860

As of December 31, 2003	3,493,594	518,921	518,921	3,146,709	7,678,145
Retained earnings represented by:
2003 final dividend proposed				1,060,788
Unappropriated retained earnings				2,085,921

Retained earnings as of December 31, 2003				3,146,709

- 98 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

28.	Issued capital and reserves (Continued)

	(b)	Reserves (Continued)

		(i)	Capital reserve

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Capital reserve represents:
Premium on issue of
shares upon group
reorganization	2,403,804	2,403,804	2,403,804	2,403,804
Premium on subsequent issue
of shares to the public	3,504,128	803,454	3,504,128	803,454
Gain on waiver of interest
(Note 6 (a))	157,253	147,476	157,253	147,476
Other reserve	138,860	138,860	138,860	138,860

	6,204,045	3,493,594	6,204,045	3,493,594

Capital reserve can only be used to increase share capital. Pursuant to the PRC accounting standard on debt restructuring, any gains arising from debt restructuring which represent the difference between the final settlement and the carrying value of the debt concerned are directly reflected in capital reserve and therefore not distributable. Accordingly, a transfer has been made from retained earnings to reflect its non-distributable nature.

Other reserve represents contributions from Chinalco in respect of subsidies received by Chinalco from the Ministry of Finance of the PRC to support certain technical improvement projects of the Group. Pursuant to relevant PRC regulations, these subsidies should be treated as the equity interest of Chinalco; therefore can only be used to increase Chinalco's shares in the Company in the event that new issuance of shares is made in the future.

(ii)	Statutory surplus reserve

In accordance with relevant PRC laws and financial regulations, every year the Company is required to transfer 10% of the profit after taxation prepared in accordance with PRC accounting standards to the statutory surplus reserve until the balance reaches 50% of the paid-up share capital. Such reserve can be used to reduce any losses incurred and to increase share capital. Statutory surplus reserve balance should not falling below 25% of the registered capital after the placing.

- 99 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

28.	Issued capital and reserves (Continued)

	(b)	Reserves (Continued)

		(iii)	Statutory public welfare fund

In accordance with relevant PRC laws and financial regulations, every year the Company is required to transfer between 5% to 10% of the profit after taxation prepared in accordance with PRC accounting standards to the statutory public welfare fund. The use of this fund is restricted to capital expenditure for employees' collective welfare facilities, the ownership in respect of which belongs to the Group. The statutory public welfare fund is not available for distribution to shareholders except under liquidation. Once any capital expenditure on staff welfare facilities has been made, an equivalent amount must be transferred from the statutory public welfare fund to the discretionary surplus reserve, a reserve which can be used to reduce any losses incurred or to increase share capital.

The Company decided to make a 10% (2003: 10%) transfer as statutory public welfare fund for the years ended December 31, 2004 and December 31, 2003.

		(iv)	Retained earnings (accumulated losses)

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Company and subsidiaries	7,415,179	3,594,250	6,422,985	3,146,709
Jointly controlled entities	(5,055)	(1,102)	-	-
An associated company	-	-	-	-

	7,410,124	3,593,148	6,422,985	3,146,709

- 100 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

29.	Long-term loans

Long-term loans include bank loans and loans from other financial institutions which are analyzed as follows:

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Unsecured bank loans
Wholly repayable within five years	3,365,000	2,261,380	3,255,000	2,111,380
Not wholly repayable within five years	5,081,321	3,788,115	2,801,321	3,488,115

	8,446,321	6,049,495	6,056,321	5,599,495
Loans from other financial institutions
Wholly repayable within five years	19,000	178,978	19,000	178,978

	8,465,321	6,228,473	6,075,321	5,778,473

Current portion of long-term loans	(1,073,658)	(815,845)	(963,658)	(775,845)

	7,391,663	5,412,628	5,111,663	5,002,628

As of December 31, 2004, the Group's bank loans and other borrowings were repayable as follows:

	Bank loans

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Within one year	1,054,658	686,867	944,658	646,867
In the second year	1,621,658	1,054,566	1,621,658	944,566
In the third to fifth year	4,419,635	3,557,137	3,339,635	3,557,137
After the fifth year	1,350,370	750,925	150,370	450,925

	8,446,321	6,049,495	6,056,321	5,599,495

- 101 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

29.	Long-term loans (Continued)

	Loans from other financial institutions

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Within one year	19,000	128,978	19,000	128,978
In the second year	-	-	-	-
In the third to fifth year	-	50,000	-	50,000

	19,000	178,978	19,000	178,978

	Total

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Within one year	1,073,658	815,845	963,658	775,845
In the second year	1,621,658	1,054,566	1,621,658	944,566
In the third to fifth year	4,419,635	3,607,137	3,339,635	3,607,137
After the fifth year	1,350,370	750,925	150,370	450,925

	8,465,321	6,228,473	6,075,321	5,778,473

As of December 31, 2004, bank loans of the Group and of the Company of RMB1,485,161,000 (2003: RMB3,426,515,000) and RMB1,375,161,000(2003: RMB3,319,515,000), respectively, were guaranteed by Chinalco.

As of December 31, 2004, bank loans guaranteed by the Company amounted to RMB1,100,000,000 (2003: Nil).

- 102 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

29.	Long-term loans (Continued)

The characteristics of the Group's long-term loans as of December 31, 2004 are analyzed as follows:

		2004	2003
Loan	Interest rate and final maturity	RMB'000	RMB'000

Bank loans:
Renminbi-denominated loans:
Development of production facilities	Variable interest rates ranging from 4.9% to 5.9% per annum as of December 31, 2004 with maturity dates through 2009 (2003: 5% to 6% per annum with maturity date through 2009)	5,104,000	1,827,000

Working capital	Variable interest rates ranging from 4.9% to 5.5% per annum as of December 31, 2004 with maturity dates through 2012 (2003: 4.9% to 5.8% per annum with maturity dates through 2009)	3,330,160	4,209,970

Euro-denominated loans:
Development of production facilities	Fixed interest rate 9.4% as of December 31, 2003 with maturity date through 2004	-	272

Danish Krone-denominated loans:
Development of production facilities	Fixed interest rates ranging from 0.3% to 9.2% per annum as of December 31, 2004 with maturity dates through 2015 (2003: fixed interest rates ranging from 0.3% to 9.2% per annum with maturity dates through 2015)	12,161	12,253

		8,446,321	6,049,495

Loans from other financial institutions:
Renminbi-denominated loans:
Working capital	Fixed interest rates 5.3% per annum as of December 31, 2004 with maturity dates through 2006 (2003: 0.3% to 6.2% per annum with maturity dates through 2006)	19,000	178,978

- 103 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

29.	Long-term loans (Continued)

The analysis of the fair value of the Group's long-term loans as of December 31, 2004 is as follows:
	2004		2003

	Carrying	Estimated	Carrying	Estimated
	value	fair value	value	fair value
	RMB'000	RMB'000	RMB'000	RMB'000

Long-term loans:
Bank loans	8,446,321	8,443,798	6,049,495	6,047,096
Loans from other financial institutions	19,000	19,000	178,978	178,978

The fair values of long-term loans are based on discounted cash flows using applicable discount rates from the prevailing market rates of interest offered to the Group for debts with substantially the same characteristics and maturity dates. Such discount rates ranged from 2.9% to 4.0% and 2.9% to 4.0% as of December 31, 2003 and 2004, respectively, depending on the type of the debt.

Banking facilities

As of December 31, 2004, the Group had total banking facilities of approximately RMB33,894 million,  (2003: RMB28,308 million), inclusive of long-term facilities of approximately RMB13,963 million (2003: RMB9,274 million) and other facilities of approximately RMB19,931 million (2003: RMB19,034 million). Out of the total banking facilities granted, amounts totaling RMB11,895 million have been utilized as of December 31, 2004 (2003: RMB7,939 million). Banking facilities of approximately RMB26,198 million require renewal during 2005. The Directors of the Company are confident that such banking facilities can be renewed upon expiry.

- 104 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

30.	Notes to the consolidated cash flow statement

Analysis of changes in financing during the year:
	Issued capital and reserves		Minority interests		Loans

	2004	2003	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1,	18,742,341	15,523,947	651,928	437,809	10,029,758	10,052,572
Issue of shares	3,300,648	-	-	-	-	-
Share issue expenses	(49,998)	-	-	-	-	-
Profit for the year	6,223,940	3,552,030	-	-	-	-
Injection of capital by
minority shareholders	-	-	360,500	80,600	-	-
Minority interests
in share of profits	-	-	243,540	157,370	-	-
Net cash outflows
from financing related to loans	-	-	-	-	1,884,473	(22,814)
Dividend paid to
minority shareholders	-	-	(16,885)	(23,851)	-	-
Other reserve	-	138,860	-	-	-
Dividend paid	(1,060,788)	(472,496)	-	-

As of December 31,	27,156,143	18,742,341	1,239,083	651,928	11,914,231	10,029,758

- 105 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

31.	Litigation and contingent liabilities

	(a)	Litigation

As of December 31, 2003 and 2004, the Group has no significant pending litigation.

	(b)	Compensation with regard to the formation of an equity joint venture

Pursuant to a memorandum of understanding dated November 12, 2001 (the "MOU") signed between the Company and Alcoa International (Asia) Limited ("Alcoa"), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary aluminum production facilities owned by the Guangxi branch of the Company (the "Pingguo JV"). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within eight months of the closing of the Company's global offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company's global offering due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obligated to pay US$7.5 million (approximately RMB62.1 million) to the other party as compensation.

Although the final joint venture agreement was not executed, pursuant to the Supplementary Agreement of the Strategic Investor Subscription Agreement, the Company continues to work actively and closely with Alcoa to conclude the joint venture agreement consistently with its expressed intentions in the MOU. The Company has not made a claim against Alcoa nor, according to the Directors, has Alcoa asserted a claim against the Company for compensatory payment.

With effort contributed by both parties, significant progress was noted, including the finalization of the joint venture agreement, articles of association and electricity supply arrangement. On March 29, 2004, the establishment of the Pingguo JV was approved by the National Development and Reform Commission.

32.	Commitments

	(a)	Capital commitments for property, plant and equipment

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Contracted but not provided for	3,024,071	4,494,778	1,771,881	2,466,781
Authorized but not contracted for	5,672,804	11,756,110	4,820,240	8,650,477

	8,696,875	16,250,888	6,592,121	11,117,258

- 106 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

32.	Commitments(Continued)

	(b)	Commitments under operating leases

As of December 31, 2004, the Group and the Company had future aggregate minimum lease payments in relation to land and buildings under non-cancellable operating leases as follows:

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Not later than one year	245,984	173,611	224,410	167,640
Later than one year and not later
than five years	983,934	694,444	897,640	670,558
Later than five years (Note)	9,529,497	7,233,286	9,060,493	6,976,520

	10,759,415	8,101,341	10,182,543	7,814,718

	Note:	It mainly represents commitments under operating leases in relation to land later than five years but not later than forty-eight years.

33.	Futures contracts

As of December 31, 2003 and 2004, the Group held futures contracts covering 12,050 tonnes and 13,845 tonnes of aluminum maturing in the first 9 months of 2004 and in the first 3 months of 2005, respectively. Market prices of these aluminum futures contracts outstanding as of December 31, 2003 and 2004 ranged from RMB15,620 to RMB16,410 per tonne and from RMB16,214 to RMB16,430 per tonne, respectively. The carrying amounts and estimated fair values of futures contracts on the balance sheet are as follows:

	Year ended December 31,

	2004			2003
	Contract	Market	Fair	Contract	Market	Fair
	value	value	value	value	value	value
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Futures contracts	220,961	225,933	(4,972)	179,244	189,488	(10,244)

Aluminum future brokerage facilities

As of December 31,   2004, the Group had total aluminum future brokerage facilities of approximately US$21,000,000 (2003: US$6,000,000) to trade at the London Metal Exchange. Out of the total aluminum future brokerage facilities granted, amounts totalling US$636,000 have been utilized as of December 31, 2004 (2003: Nil). And the brokers reserve the right to cancel, withdraw, reduce or vary the amount of the facilities at any time.

- 107 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

34.	Related party transactions

Related parties refer to entities in which Chinalco has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company. Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the government structure, the majority of the Group's business activities had been conducted with enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"), including Chinalco, in the ordinary course of business. The management of the Company are of the view that it has provided meaningful disclosures of related party transactions through the disclosure of transactions with Chinalco and entitles in which Chinalco has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company.

Saved as disclosed elsewhere in the financial statements. Significant related party transactions which were carried out in the normal course of the Group's business are as follows:

		Year ended December 31,

		2004	2003
	Note	RMB'000	RMB'000

Sales of materials and finished goods to:	(a)
Holding company and fellow subsidiaries		1,700,746	1,106,919
Jointly controlled entity		52,424	33,701

		1,753,170	1,140,620
Provision of utility services to the
holding company and fellow subsidiaries	(b)	219,952	234,067
Provision of engineering, construction and
supervisory services by the holding
company and fellow subsidiaries	(c)	830,582	784,163
Purchase of property, plant and equipment
from a fellow subsidiary	(d)	115,098	-
Purchases of key and auxiliary
materials from:	(e)
Holding company and fellow subsidiaries		427,727	391,730
Other related parties		205,937	128,956

		633,664	520,686
Provision of social services and logistics
services by the holding company and fellow subsidiaries	(f)	927,252	744,575
Land and building rental charged by the
holding company	(g)	239,810	173,611

- 108 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

34.	Related party transactions (Continued)

(a)

Materials and finished goods sold to Chinalco, fellow subsidiaries and other related companies, during both the periods mainly comprised sales of alumina, primary aluminum and scrap materials. These transactions during the periods are covered by General Agreement on Mutual Provision of Production Supplies and Ancillary Services entered into between the Company and Chinalco. The pricing policy is summarized below:

		(i)	Adoption of the price prescribed by the PRC government ("State-prescribed price");

		(ii)	If there is no State-prescribed price then adoption of State-guidance price;

		(iii)	If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and

		(iv)	If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

	(b)	Utility services, including electricity, heat, gas and water, were supplied to Chinalco and fellow subsidiaries at the pricing policy as set out in (a)(i) above.

(c)

Engineering, project construction and supervisory services were provided by Chinalco and other related parties to the Company mainly for construction projects during all the periods. Provision of these services are covered by the Provision of Engineering, Construction and Supervisory Services Agreement. The State-guidance price (a)(ii) or prevailing market price (a)(iii)  (including tender price where by way of tender) is adopted for pricing purposes.

(d)

A subsidiary of the Company, Shandong Aluminum Industry Co., Ltd., purchased two kilns from a fellow subsidiary, Shandong Aluminum Co. Ltd., of the Company. The purchase price is based on an independent valuation report.

(e)

The purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal) from Chinalco, fellow subsidiaries and other related companies are covered by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and Mineral Supply Agreement. The pricing policy is the same as that set out in (a)(i) above.

(f)

Social services and logistics services were provided by Chinalco and fellow subsidiaries and cover public security and fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, publications and broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums and canteens, guesthouses and offices, public transport and retirement management, and other services. Provision of these services are covered by the Comprehensive Social and Logistics Services Agreement entered into between the Company and Chinalco. The pricing policy is the same as the General Agreement on Mutual Provision of Production Supplies and Ancillary Services.

- 109 -

Notes to the Financial Statements (Continued)
For the year ended December 31, 2004

34.	Related party transactions (Continued)

(g)

Rental fee is payable to Chinalco for the rental of land, inclusive of both for industrial or for commercial purposes, occupied and used by the Company during the period at prevailing market lease rates as covered by the Land Use Rights Leasing Agreement entered into between the Company and Chinalco. The annual rent payable for the current year is approximately RMB239.8 million (2003: RMB173.6million). Besides, according to the Building Leasing Agreement entered into between the Company and Chinalco, the Company is required to pay rental fee for the use of buildings and properties which are retained by Chinalco.

As of December 31, 2004, there existed the following arrangements between the Group and Chinalco, fellow subsidiaries and other related parties.

(i)

Guarantees granted by Chinalco to banks for the loans borrowed by the Group are covered by the Guarantee of Debts Contract entered into between the Company and Chinalco. According to the "Solution of Chinalco Guarantee Management" issued in May 2004, the Company paid a one-off guarantee fee of RMB14,395,000 (2003: Nil) to Chinalco.

(ii)

The Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years stated from July, 2001 to June 30, 2011 at no cost pursuant to the Trademark License Agreement. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000 to maintain effective registration. Under the terms of the agreement, Chinalco may negotiate extension upon terms to be agreed upon.

35.	Ultimate holding company

The Directors regard Chinalco, a company incorporated in the PRC, as being the ultimate holding company. As of December 31, 2004 and March 28 , 2005 (being the date of the approval of the financial statements), Chinalco held 42.14% of the Company's issued share capital.

36.	Subsequent events

Save as disclosed in Note 22 regarding the settlement of balances due from related parties, the following events took place subsequent to the balance sheet date:

(a)

In January, 2005, the Company entered into an agreement with Lanzhou Aluminum Plant concerning acquisition of shares in Lanzhou Aluminum Corporation Limited (the "Lanzhou Aluminum") for a consideration of RMB767,305,000. Pursuant to the transaction, the Company holds a 28% interest in the equity of Lanzhou Aluminum.

(b)

On March 28, 2005, the Board of Directors resolved that the Company would apply to the China Securities Regulatory Commission for the issue of a maximum of 1,500,000,000 A Shares to the PRC public. The amount raised is expected to be not more than RMB8,000 million. The proposed A Share issue is subject to approval by the Company's shareholders at the Annual General Meeting to be held in June 2005.

37.	Approval of financial statements

The financial statements were approved by the Board of Directors on March 28, 2005.

- 110 -

Supplementary Information

The consolidated financial statements for the years ended December 31, 2003 and December 31, 2004 have been prepared in accordance with HK GAAP which may differ in various material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in these financial statements, as well as additional disclosures required by U.S. GAAP.

Effect on net income of significant differences between HK GAAP and U.S. GAAP is as follows:

		Year ended December 31,

		2003	2004	2004
	Note	RMB'000	RMB'000	US$'000

Net income under HK GAAP		3,552,030	6,223,940	752,001
U.S. GAAP adjustments:
Capitalization of finance costs,
net of related depreciation	(a)	3,494	249,131	30,101
Depreciation of revalued fixed assets	(b)	268,600	269,999	32,622
Amortization of goodwill	(c)	24,648	24,648	2,978
Amortization of mining rights	(d)	9,307	9,307	1,125
Income tax effect of U.S. GAAP
adjustments	(e)	(60,904)	(154,109)	(18,620)

Net income under U.S. GAAP		3,797,175	6,622,916	800,207

Basic and diluted net income per
share under U.S. GAAP		RMB0.36	RMB0.60	US$0.07

Effect on owners' equity of significant differences between HK GAAP and U.S. GAAP is as follows:

		As of December 31,

		2003	2004	2004
	Note	RMB'000	RMB'000	US$'000

Owners' equity under HK GAAP		18,742,341	27,156,143	3,281,114
U.S. GAAP adjustments:
Capitalization of finance costs,
net of related depreciation	(a)	328,575	577,706	69,801
Revaluation of fixed assets,
net of related depreciation	(b)	(3,115,790)	(2,861,717)	(345,764)
Amortization of goodwill	(c)	49,296	73,944	8,934
Revaluation of mining rights,
net of related amortization	(d)	(261,728)	(252,421)	(30,499)
Income tax effect of U.S.
GAAP adjustments, as restated	(e)	891,805	742,951	89,766

Owners' equity under U.S. GAAP, as restated		16,634,499	25,436,606	3,073,352

Owners' equity under U.S. GAAP
As previously reported		15,477,879
Restatement adjustment:
- Income tax adjustments from of fixed assets and mining rights		1,156,620

As restated		16,634,499

- 111 -

Supplementary Information (Continued)

Restatement of US GAAP information

As the amount of the revaluation of fixed assets and mining rights amortize, the company has recorded the deferred tax effect relating to the adjustment for amortization expense. Accordingly, as the effect of these items is reduced, the related tax benefit is also reduced. However, the company inadvertently did not record the original deferred tax benefit relating to the adjustment for revaluation of fixed assets and mining rights, and, thus, owner's equity on a US GAAP basis has been understated in prior periods. The Company has restated the amounts for 2003 to properly reflect this adjustment. The impact is to increase owner's equity at December 31, 2003 by RMB1,157 million from RMB15,478 million as originally reported to the amount presented above.

The adjustment described above would have been recorded at the end 2001 using the statutory tax rate of 33%.

In preparing the summary of differences between HK GAAP and U.S. GAAP, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets and income taxes. Actual results could differ from those estimates.

(a)	Capitalization of finance costs

Under HK GAAP, finance costs are capitalized to the extent that such costs are directly attributable to the construction of a qualifying asset. Under U.S. GAAP, finance costs capitalized are limited to the lower of actual finance costs incurred or avoidable finance costs. Avoidable finance cost is the amount that could have been avoided if expenditure for the qualifying asset had not been made, when qualifying expenditures have occurred and activities necessary to prepare the asset have begun.

The periodic depreciation expense under HK GAAP and U.S. GAAP differs as a result of the difference in the amount of finance costs capitalized under the two accounting standards.

(b)	Revaluation of fixed assets

Under HK GAAP, fixed assets transferred from Chinalco to the Group as part of the group reorganization were accounted for under the acquisition accounting method at July 1, 2001, the date of the group reorganization. As a result, the Group's fixed assets were revalued at fair value under HK GAAP. The fixed assets were appraised by China United Assets Appraisal Co Ltd. and Chesterton Petty Limited as of December 31, 2000 and as of June 30, 2001, respectively. In addition, during 2004, a subsidiary of the Company purchased certain production facilities from one of the subsidiaries of Chinalco. The production facilities were revalued at fair value under HK GAAP. The production facilities were appraised by a professional valuer in the PRC, Beijing Liuhezhengxu Assets Evaluation Co., Ltd.. Under U.S. GAAP, the new cost basis for the fixed assets was not established for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value.

(c)	Goodwill

Under HK GAAP, goodwill resulting from acquisitions under purchase accounting is recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. Under U.S. GAAP, annual amortization of this amount ceased effective January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value.

- 112 -

Supplementary Information (Continued)

(d)	Revaluation of mining rights

As part of the group reorganization and pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights of eight bauxite mines and four limestone quarries from Chinalco for a consideration of RMB285,341,000. Under HK GAAP, mining rights acquired are capitalized and stated at acquisition cost less accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under U.S. GAAP, the new cost basis was not established for the Group as the transfer was a transaction under common control.

(e)	Income tax effect of U.S. GAAP adjustments

Under U.S. GAAP, a deferred tax liability relating to the capitalized finance costs and deferred tax assets relating to the reversal of the fixed assets revaluation, goodwill and mining rights are recognized.

(f)	Financial instruments

Under U.S. GAAP, it is required to discuss the various market risks that the Group is exposed to as well as disclose the fair values of its financial instruments. The Group is exposed to the following types of market risks:

(i) Credit risk

The carrying amount of accounts receivable included in the balance sheet represent the Group's maximum exposure to credit risk in relation to its financial assets. The Group performs periodic credit evaluations of its customers and believes that adequate provision for uncollectible accounts receivable has been made in the financial statements.

None of the Group's major customers exceed 10% of total revenue and do not individually present a material risk to the Group's sales.

The Group maintains substantially all of its cash and cash equivalents in interest bearing accounts in several major financial institutions in the PRC. No other financial assets carry a significant exposure to credit risk.

The Group uses the majority of its futures contracts traded on the Shanghai Futures Exchange and London Metal Exchange to hedge against adverse fluctuations in aluminum price and do not hold other derivatives instrument. The futures contracts are marked to market at balance sheet date and corresponding unrealized holding gains (loss) are recorded in the profit and loss account for the year. The unrealized holding losses for the years ended December 31, 2003 and 2004 were RMB10,244,000 and RMB4,972,000, respectively.

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Supplementary Information (Continued)

(f)	Financial instruments (Continued)

	(ii)	Interest rate risk

The Group is exposed to changes in interest rates due to its long-term debt obligations which are disclosed in Note 29 to the financial statements. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group does not currently use any derivative instruments to modify the nature of its debt so as to manage its interest rate risk.

	(iii)	Foreign currency risk

The Group has assets and liabilities that are subject to fluctuations in foreign currency exchange rates. However, the Group does not use any derivative instruments to reduce its economic exposure to changes in exchange rates. As of December 31, 2003 and 2004, the Group had the following foreign currency denominated short-term deposits:

	As of December 31,

	2003	2004
	RMB'000	RMB'000

Short-term deposits:

U.S. Dollar denominated	268,742	459,744
Hong Kong Dollar denominated	17,449	264
Euro denominated	2	2

The Group also had foreign currency denominated accounts receivable as of December 31, 2003 and 2004:

	As of December 31,

	2003	2004
	RMB'000	RMB'000

Accounts receivable:

U.S. Dollar denominated	-	23,742

The Group also had short-term foreign currency denominated loan as of December 31, 2003 and 2004:

	As of December 31,

	2003	2004
	RMB'000	RMB'000

Short-term loan:

U.S. Dollar denominated	405,905	1,052,770

The Group had foreign currency denominated long-term bank loans as of December 31, 2003 and 2004, details of which are disclosed in Note 29 to the financial statements.

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Supplementary Information (Continued)

(f)	Financial instruments (Continued)

	(iv)	Commodity price risk

As the Group sells primary aluminum at market prices, it is exposed to fluctuations in these prices. The Group uses a limited number of futures contracts to reduce its exposure to fluctuations in the price of primary aluminum.

	(v)	Fair values

The carrying amounts of the Group's financial assets, including cash and cash equivalents, time deposits, investments, trade accounts receivable, bills receivable, amounts due from related parties and other receivables and financial liabilities, including trade accounts payable, bills payable, short-term debts, amounts due to related parties and other payables, approximate their fair values due to their short maturity. Accordingly, such financial instruments are not included in the following table that provides information about the carrying amounts and estimated fair values of other financial instruments on the balance sheets:

	As of December 31, 2003			As of December 31, 2004

	Contract	Market	Fair	Contract	Market	Fair
	value	value	value	value	value	value
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Futures contracts	179,244	189,488	(10,244)	220,961	225,933	(4,972)

The fair values of futures contracts are based on quoted market prices. As of December 31, 2003 and 2004, the Group held futures contracts covering 12,050 tonnes and 13,845 tonnes of aluminum maturing in the first 9 months of 2004 and in the first 3 months of 2005, respectively. Market prices of these aluminum futures contracts outstanding at December 31, 2003 and 2004 ranged from RMB13,800 to RMB16,300 per tonne and from RMB16,214 to RMB16,430 per tonne, respectively.

Investments in unlisted equity securities are unquoted equity interests in which no quoted market prices for such investments are available in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs and the amounts are not material to the Group's financial statements.

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Supplementary Information (Continued)

(g)	Related party transactions

Chinalco is owned by the PRC government which also owns a significant portion of the productive assets in the PRC. Therefore, the majority of the Group's business activities had been conducted with enterprises directly or indirectly owned or controlled by the PRC government. For HK GAAP, the Group has disclosed in Note 34 to the financial statements transactions and balances with its immediate holding company, Chinalco, and related companies. For U.S. GAAP purposes, the Group believes that it has provided meaningful disclosures of related party transactions through the disclosures of transactions with its immediate parent in Note 34 to the financial statements. Although the majority of the Group's activities are with PRC government authorities and affiliates and other PRC controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

(h)	Recent U.S. accounting pronouncements

Statement of Financial Accounting Standards No. 151,  "Inventory Costs - an Amendment of ARB No. 43, Chapter 4"  ("FAS 151") provides clarification that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current-period charges. Additionally, this standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this standard are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of FAS 151 is not expected to have a material impact on the Group's financial position and results of the operation.

Statement of Financial Accounting Standards No. 153,  "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29"  ("FAS 153") amends and clarifies accounting for exchanges of nonmonetary assets under Accounting Principles Board ("APB") Opinion No. 29,  "Account or Nonmonetary Transactions"  ("APB 29"). APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. FAS 153 amends APB 20 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The adoption of FAS 153 is not expected to have a material impact on the Group's financial position and results of the operation.

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